EXHIBIT (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
and All Outstanding Shares of Series B Convertible Preferred Stock
of
Arkona, Inc.
at
$1.38 Net Per Share for each Share of Common Stock
$6.90 Net Per Share for each Share of Series B Convertible Preferred Stock by
DA Acquisition Corp.
a wholly-owned subsidiary of
DealerTrack Holdings, Inc.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MAY 29, 2007, OR THE “EXPIRATION DATE,” UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF OUR OFFER TO PURCHASE, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.

DA Acquisition Corp., which is referred to in this Offer to Purchase as “MergerSub” or the “Purchaser”, is a wholly-owned subsidiary of DealerTrack Holdings, Inc., which is referred to in this Offer to Purchase as “DealerTrack” or “Parent”. DealerTrack, through MergerSub, is offering to purchase (the “Offer”) (i) for $1.38 in cash, less any applicable withholding taxes and without interest, each outstanding share of Common Stock, par value $.001, of Arkona, Inc., which is referred to in this Offer to Purchase as a “Common Share,” that you validly tender and do not properly withdraw before the Expiration Date described below and (ii) for $6.90 in cash, less any applicable withholding taxes and without interest, each outstanding share of Series B Convertible Preferred Stock, par value $.001, which is referred to in this Offer to Purchase as a “Series B Preferred Share,” that you validly tender and do not properly withdraw before the expiration date described below. The Common Shares and Series B Preferred Shares are referred to in this Offer to Purchase as the “Shares” and Arkona, Inc. is referred to in this Offer to Purchase as “Arkona”. This Offer to Purchase is on the terms and subject to the conditions set forth in this Offer to Purchase and in the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The board of directors of Arkona has unanimously (i) determined that each of the Offer and the Merger (as defined below) is advisable and in the best interests of Arkona and its stockholders, (ii) approved the Offer and the Merger Agreement (defined below) in accordance with the Delaware General Corporation Law and (iii) recommended acceptance of the Offer and that holders of Shares tender their Shares into the Offer and approval and adoption of the Merger Agreement and the Merger by Arkona’s stockholders if such approval and adoption is required by the applicable law.

The Offer is subject to various conditions. A summary of the principal terms of the Offer appears on pages 1 through 6 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:
17 State Street, 10th floorNew York, NY 10004Banks and Brokerage Firms Please Call: (212) 440-9800All Others Call Toll-free: (866) 577-4991	Georgeson Securities Corporation 17 State Street, 10th FloorNew York, NY 10004(212) 440-9800

May 1, 2007

IMPORTANT

Stockholders desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2. For Shares that are registered in the stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal and any other required documents to Computershare, the Depositary for the Offer, at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3. For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal, the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Depository Trust Company, is at the election and risk of the tendering stockholder.

SUMMARY TERM SHEET

Securities Sought:	All issued and outstanding shares of Common Stock, par value $.001, (including the associated preferred stock purchase rights), of Arkona (the “Common Shares”) and all issued and outstanding shares of Series B Convertible Preferred Stock, par value $.001 per share, of Arkona (the “Series B Preferred Shares”).

Price Offered Per Share of Common Stock:	$1.38 per share in cash, without interest, less any applicable withholding taxes.

Price Offered Per Share of Series B Convertible Preferred Stock:	$6.90 per share in cash, without interest, less any applicable withholding taxes.

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on May 29, 2007, unless extended (the “Expiration Date”).

The Purchaser:	DA Acquisition Corp., a wholly-owned subsidiary of DealerTrack Holdings, Inc.

Arkona Board Recommendation:	Arkona’s board of directors has unanimously recommended that you accept the Offer and tender your shares into the Offer.

Below are some of the questions that you as a holder of shares of Arkona may have regarding the Offer to Purchase and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to the Purchaser.

Who is offering to buy my Arkona Shares?

Our name is DA Acquisition Corp. We are a Delaware corporation formed for the purpose of making this tender offer for all the issued and outstanding Shares of Arkona, Inc. We are a wholly-owned subsidiary of DealerTrack Holdings, Inc., a Delaware corporation. DealerTrack is a leading provider of on-demand software, network and data solutions for the automotive retail industry in the United States.

What are the classes and amounts of Arkona securities that the Purchaser is offering to purchase in the offer?

We are seeking to acquire all issued and outstanding Common Shares (including the associated preferred stock purchase rights) and Series B Preferred Shares.

What will I receive for my Arkona Shares?

We are offering, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal, to pay $1.38 in cash, less any applicable withholding taxes and without interest, for each outstanding Common Share that you validly tender and do not properly withdraw before the Expiration Date and $6.90 in cash, less any applicable withholding taxes and without interest, for each outstanding Series B Preferred Share that you validly tender and do not properly withdraw before the Expiration Date (such prices, or any higher prices per share as may be paid pursuant to the Offer are referred to in this Offer to Purchase as the “Common Stock Offer Price” and the “Preferred Stock Offer Price,” respectively).

Will I have to pay any fee or commission to tender Arkona Shares?

If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker or such other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Why is the Purchaser making the Offer?

We are making the Offer to acquire control of, and ultimately the entire equity interest in, Arkona. The Offer is the first step in our plan to acquire all the outstanding Arkona Shares. We intend, promptly after completion of the Offer, to seek to effect our merger, with and into Arkona (the “Merger”), in accordance with the Delaware General Corporation Law (the “DGCL”). The purpose of this second-step merger is for us to acquire all outstanding Shares that were not acquired in the Offer. In this second-step merger, each remaining Common Share (other than Common Shares owned by Arkona or Common Shares already owned by us and other than Common Shares held by Arkona stockholders who properly exercise applicable appraisal rights under Delaware law) will be converted into the right to receive the same amount of cash as is received by Arkona stockholders for Common Shares pursuant to the Offer. In addition, in this second-step merger, each remaining Series B Preferred Share (other than Series B Preferred Shares owned by Arkona or Series B Preferred Shares already owned by us and other than Series B Preferred Shares held by Arkona stockholders who properly exercise applicable appraisal rights under the DGCL, if available) will be converted into the right to receive the same amount of cash as is received by Arkona stockholders for Series B Preferred Shares pursuant to the Offer. After this second-step merger, former Arkona stockholders will no longer have any ownership interest in Arkona. See Section 1 — “Terms of the Offer.”

What does the board of directors of Arkona think of the Offer?

Arkona’s board of directors has unanimously (i) determined that each of the Offer and the Merger is advisable and in the best interests of Arkona and its stockholders, (ii) approved the Offer and the Merger Agreement (defined below) in accordance with the DGCL and (iii) recommended acceptance of the Offer and that holders of Shares tender their Shares into the Offer and approval and adoption of the Merger Agreement and the Merger by Arkona’s stockholders if such approval and adoption is required by the applicable law.

A description of the reasons for Arkona’s board of directors’ approval of the Offer and the Merger is set forth in Arkona’s Solicitation/Recommendation statement on Schedule 14D-9 that is being mailed to its stockholders together with this Offer to Purchase (the “Schedule 14D-9”).

Have any Arkona stockholders agreed to tender their Shares?

Yes. Alan Rudd, Chief Executive Officer and Chairman of the Board of Arkona, Richard Holland, President of Arkona and one of its directors, and Paul Henriod, a director of Arkona, have entered into a Tender and Support Agreement with DealerTrack and the Purchaser, which provides, among other things, that Messrs. Rudd, Holland and Henriod will irrevocably tender their Shares in the Offer. These Shares may only be withdrawn from the Offer if the Tender and Support Agreement is terminated in accordance with its terms, including if the Agreement and Plan of Merger, dated as of April 26, 2007 by and among DealerTrack, the Purchaser and Arkona (the “Merger Agreement”) is terminated. As of April 26, 2007, Mr. Rudd held 8,520,189 Shares, including 1,190,000 Shares issuable upon the exercise of options and warrants, or approximately 19.0% of the fully diluted outstanding Shares, Mr. Holland held 1,600,000 Shares, including 1,600,000 Shares issuable upon the exercise of options, or approximately 3.6% of the fully diluted outstanding Shares, and Mr. Henriod held 3,424,243 Shares, including 1,409,092 Shares issuable upon the exercise of options and warrants, or approximately 7.6% of the fully diluted outstanding Shares. See Section 13 — “The Merger Agreement; Other Agreements.”

Are there any compensation arrangements between DealerTrack and Arkona’s executive officers or other key employees?

Yes. We have entered into an Employment Agreement with Richard Holland wherein Mr. Holland agreed to serve as Vice President of DMS. In addition, we have entered into a Consulting Agreement with Alan Rudd providing that Mr. Rudd will serve as an independent consultant for a period of up to two years. See Section 13 — “The Merger Agreement; Other Agreements.”

Will I be taxed on the cash I receive from DealerTrack?

The cash you receive will be taxed to you, generally, as either capital gain or capital loss to the extent of the difference between your adjusted tax basis in your Shares and the cash you receive. See Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger.”

DealerTrack urges you to contact your own tax advisor to determine the particular tax consequences to you as a result of the offer and/or the second-step merger. DealerTrack cannot advise you on your individual tax implications.

What is the market value of my Shares as of a recent date?

On April 26, 2007, the last trading day before we announced the execution of the Merger Agreement, the closing price of Arkona’s Common Shares reported on the OTC Bulletin Board (the “OTCBB”) was $1.34 per Common Share. On April 30, 2007, the last full day before commencement of the Offer, the closing price of the Common Shares reported on the OTCBB was $1.35 per Common Share. We advise you to obtain a recent quotation for the Common Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of the Shares; Dividends on the Shares.” The Series B Preferred Shares are not publicly traded and each Series B Preferred Share is convertible into five Common Shares.

Will you increase the consideration being offered in the Offer?

We may, in our sole discretion, choose to increase the amount of cash to be paid for each Share in the Offer. However, we are under no obligation to increase the amount of consideration we are offering for Shares and do not currently intend to do so. In the event that we were to choose to increase the consideration, we would extend the Offer, if required, in compliance with applicable U.S. securities laws.

What happens if you increase the consideration to be paid in the Offer when I have already tendered my Shares?

All Arkona stockholders will receive the highest consideration for their Shares received by stockholders tendering Shares. Accordingly, if we were to increase the consideration to be paid in the Offer and you have already tendered your Shares, you would receive that increased consideration upon completion of the Offer.

How long will it take to complete your proposed transaction?

We believe that we will be able to complete the Offer in the second or third quarter of 2007.

Do you have the financial resources to make payment?

Yes. DealerTrack will provide us with sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow completion of the Offer. The Offer is not subject to any financing condition. See Section 10 — “Source and Amount of Funds.”

Can the Offer be extended?

If the conditions of the Offer have not been satisfied or waived and the Merger Agreement has not been terminated, the Purchaser will extend the Offer for one or more periods of up to 3 business days each (unless a longer period of time is agreed to by Arkona in writing). The Purchaser will also to extend the Offer from time to time if the

Minimum Condition (defined below) is satisfied and all of the other conditions of the Offer are satisfied or waived and the Shares have been accepted for payment, but the number of Common Shares and Series B Preferred Shares acquired by the Purchaser is less than 90% of the Common Shares on a fully diluted basis (which assumes the conversion or exercise of all derivative securities or other rights to acquire Common Shares that have not expired or been terminated, including the conversion rights of the Series B Preferred Shares, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) (the “Fully Diluted Outstanding Common Shares”) for an aggregate period of not more than ten business days (for all such extensions pursuant to this sentence) as a “subsequent offering period” (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act. In addition, we may choose to extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer. See Section 1 — “Terms of the Offer” and Section 13 — “The Merger Agreement; Other Agreements.”

How will I be notified if the Offer is extended or a Subsequent Offering Period is Provided?

If we extend the Offer or provide a Subsequent Offering Period, we will inform Computershare, the depositary for the Offer (the “Depositary”), and notify Arkona stockholders by making a public announcement of the extension, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any tendered Shares unless there has been validly tendered, and not properly withdrawn, prior to the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, that number of Shares that, when added to the number of Shares already owned by us or any of our affiliates or subsidiaries (but excluding any Shares that may be acquired by exercising the Top-Up Option (defined below)), represents at least a majority of the Fully Diluted Outstanding Common Shares at the time of the expiration of the Offer. We refer to this condition (as more fully described in Section 14 — “Conditions of the Offer”) as the “Minimum Condition.”

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase any tendered Shares if, subject to certain exceptions, since the date of the Merger Agreement, there has occurred any change, event, occurrence, development or state of facts or circumstances which, individually or in the aggregate, has had, or could reasonably be expected to result in a Material Adverse Effect (defined in Section 13 — “The Merger Agreement; Other Agreements.”) The Offer is also subject to a number of other important conditions as more fully described in Section 14 — “Conditions of the Offer.”

How do I tender my Arkona Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal (or copy of the Letter of Transmittal), to the Depositary, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the Depositary. If you cannot deliver a required item to the Depositary by the Expiration Date, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three-trading-day period or your Shares will not be tendered. See Section 3 — “Procedure for Tendering Shares.”

Can holders of stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold unexercised stock options and you wish to participate in the Offer, you may exercise your stock options in accordance with the terms of the applicable stock option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. In addition, on the Majority Purchase Date (defined in Section 1 — “Terms of the Offer”) and without any action on the part of any holder of outstanding stock options, each Arkona stock option shall be automatically cancelled and the holder will receive cash in an amount equal to the product of the total number of Common Shares subject to the stock option multiplied by the excess of the value of the Common Stock Offer Price over the per share exercise price of any such stock option, less applicable withholdings. See Section 13 — “The Merger Agreement; Other Agreements.”

Can holders of warrants participate in the tender offer?

The Offer is only for Shares and not for warrants to purchase Common Shares. If you hold vested but unexercised warrants and you wish to participate in the Offer, you may exercise your warrants in accordance with the terms of the applicable warrant agreement, and tender the Shares received upon the exercise in accordance with the terms of the Offer. At the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other time as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holder of outstanding warrants to purchase Common Shares, each warrant shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of the total number of Common Shares issuable upon exercise of the warrant multiplied by the excess of the value of the Common Share Merger Consideration (defined in Section 13 — “The Merger Agreement; Other Agreements”) over the per share exercise price of such warrant less applicable withholdings.

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed copy of one, with the required information to the Depositary, while you still have the right to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by June 30, 2007, you may withdraw them at any time until we accept them for payment. This right to withdraw will not apply to any Subsequent Offering Period. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If we accept for payment and pay for Shares in the Offer, we are required to merge with and into Arkona, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and Arkona’s certificate of incorporation and bylaws, and a vote of Arkona’s stockholders, if a vote is required. Arkona will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of DealerTrack. In the Merger, Arkona stockholders who did not tender their Common Shares will receive the Common Stock Offer Price per Common Share and Arkona stockholders who did not tender their Series B Preferred Shares will receive the Preferred Stock Offer Price per Series B Preferred Share. If we acquire at least 90% of the Fully Diluted Outstanding Common Shares, we may be able to effect the Merger without convening a meeting of the Arkona stockholders. Stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. See the “Introduction” to this Offer to Purchase and Section 12 — “Purpose of the Offer; Plans for Arkona; Other Matters.”

What is the Top-Up Option and when could it be exercised?

Arkona has granted us the option (the “Top-Up Option”) to purchase a number of newly issued Shares of Arkona equal to the number of Common Shares that, when added to the number of Shares already owned collectively by us and DealerTrack constitutes one (1) Common Share more than 90% of the Fully Diluted Outstanding Common Shares that would be outstanding immediately after the issuance of all Common Shares subject to the Top-Up Option. The purchase price per Common Share for any Common Shares purchased by us under the Top-Up Option would be equal to the price paid per Common Share in the Offer. The Top-Up Option is available only if we own more than 66% of the Fully Diluted Outstanding Common Shares prior to exercising the Top-Up Option. The purpose of the Top-Up Option is to permit us to complete the Merger without a special meeting of the Arkona stockholders under the “short form” merger provisions of the DGCL. The Top-Up Option is subject to certain additional terms and conditions.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled at the Effective Time. Unless you perfect your appraisal rights under DGCL, you will receive the Common Stock Offer Price per Common Share and the Preferred Stock Offer Price per Series B Preferred Share. This is the same amount that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the difference to you between tendering your Shares and not tendering your Shares in the Offer is that if you tender your Shares in the Offer, you will be paid earlier and you will not have the opportunity to review your appraisal rights. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares.

Who can I talk to if I have questions about the Offer?

You may call Georgeson, Inc., the Information Agent for the Offer, at 866-577-4991(toll free) or Georgeson Securities Corporation, the Dealer Manager for the Offer, at 212-440-9800. See the back cover of this Offer to Purchase for additional information on how to contact our Information Agent or Dealer Manager.

To the Holders of Arkona Stock:

INTRODUCTION

DA Acquisition Corp., which is referred to in this Offer to Purchase as “MergerSub” or the “Purchaser”, is a wholly-owned subsidiary of DealerTrack Holdings, Inc., which is referred to in this Offer to Purchase as “DealerTrack” or “Parent”. DealerTrack, through MergerSub, is offering to purchase (the “Offer”) (i) for $1.38 in cash, less any applicable withholding taxes and without interest, each outstanding share of Common Stock, par value $.001, of Arkona, Inc., including the associated preferred stock purchase rights, which is referred to in this Offer to Purchase as a “Common Share,” that you validly tender and do not properly withdraw before the expiration date described below and (ii) for $6.90 in cash, less any applicable withholding taxes and without interest, each outstanding share of Series B Convertible Preferred Stock, par value $.001, of Arkona, Inc., which is referred to in this Offer to Purchase as a “Series B Preferred Share,” that you validly tender and do not properly withdraw before the expiration date described below (such prices, or any higher prices per share as may be paid pursuant to the Offer are referred to in this Offer to Purchase as the “Common Stock Offer Price” and the “Preferred Stock Offer Price,” respectively). The Common Shares and Series B Preferred Shares are referred to in this Offer to Purchase as the “Shares” and Arkona, Inc. is referred to in this Offer to Purchase as “Arkona”. This Offer to Purchase is on the terms and subject to the conditions set forth in this Offer to Purchase and in the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is being made according to an Agreement and Plan of Merger, dated as of April 26, 2007 (the “Merger Agreement”), by and among DealerTrack, the Purchaser and Arkona. The Merger Agreement is described in Section 13 — “The Merger Agreement; Other Agreements.” Under the Merger Agreement, after completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, the approval of Arkona’s stockholders, the Purchaser will be merged with and into Arkona, with Arkona surviving the Merger as a wholly-owned subsidiary of DealerTrack (the “Merger”). When the Merger is completed, each Common Share then outstanding (other than Common Shares owned by the Purchaser or Arkona or Arkona stockholders who properly perfect their appraisal rights under Delaware law) will be converted into the right to receive the Common Stock Offer Price and each Series B Preferred Share then outstanding (other than Series B Preferred Shares owned by the Purchaser or Arkona or Arkona stockholders who properly perfect their appraisal rights under Delaware law) will be converted into the right to receive the Preferred Stock Offer Price.

The board of directors of Arkona has unanimously:  (i) determined that each of the Offer and the Merger is advisable and in the best interests of Arkona and its stockholders, (ii) approved the Offer and the Merger Agreement in accordance with the DGCL and (iii) recommended acceptance of the Offer and that the holders of Shares tender their Shares into the Offer (the “Offer Recommendation”) and approval and adoption of the Merger Agreement and the Merger by Arkona’s stockholders if such approval and adoption is required by applicable law (the “Merger Recommendation”).

The Offer is conditioned on, among other things, there being tendered in the Offer and not withdrawn, a number of Shares that, together with any Shares beneficially owned by the Purchaser or any of its affiliates or subsidiaries (but excluding any Common Shares acquired by exercising the Top-Up Option), represents at least a majority of the Common Shares on a fully diluted basis (which assumes the conversion or exercise of all derivative securities or other rights to acquire Common Shares that have not expired or been terminated, including the conversion rights of the Series B Preferred Shares, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) (the “Fully Diluted Outstanding Common Shares”) at 12:00 midnight, New York City time, on May 29, 2007 unless the Offer is extended (the “Minimum Condition”). The Offer is also subject to the satisfaction of other conditions, including: (i) the accuracy of all of the representations and warranties of Arkona set forth in the Merger Agreement, except for inaccuracies that have not and could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect (defined in Section 13 — “The Merger Agreement; Other Agreements”); (ii) the performance in all material respects of the covenants of Arkona contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer; (iii) the absence of any change, event, occurrence, development, or state of facts or circumstances that, individually or in the aggregate, has had or could reasonably be expected to result in a Material

Adverse Effect (defined in Section 13 — “The Merger Agreement; Other Agreements”); (iv) the absence of any court injunction or law prohibiting the acceptance for payment of Shares tendered in the Offer or prohibiting completion of the Merger; (v) the absence of any lawsuit commenced by a governmental entity that seeks to prohibit the purchase of Shares tendered in the Offer or to prohibit completion of the Merger; (vi) the absence of any law limiting DealerTrack’s ability to own, operate or control Arkona after the Merger; and (vii) the Merger Agreement not being terminated.

Arkona has informed the Purchaser that, as of April 26, 2007, it had (i) 33,484,740 Common Shares issued and outstanding, (ii) 575,000 Series B Preferred Shares issued and outstanding (iii) 6,140,000 Common Shares that were subject to outstanding stock options and (iv) 2,424,092 Common Shares that were subject to outstanding warrants. Based upon the foregoing, as of April 26, 2007, the Minimum Condition would be satisfied if 22,461,917 Shares were tendered and not withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser purchases Shares tendered in the Offer, the Purchaser will be able to designate directors constituting a majority of Arkona’s board of directors. See Section 12 — “Purpose of the Offer; Plans for Arkona; Other Matters” and Section 13 — “The Merger Agreement; Other Agreements.”

Alan Rudd, Chief Executive Officer and Chairman of the Board of Arkona, Richard Holland, President of Arkona and one of its directors, and Paul Henriod, a director of Arkona, have entered into a Tender and Support Agreement with DealerTrack and the Purchaser, which provides, among other things, that Messrs. Rudd, Holland and Henriod will irrevocably tender their Shares in the Offer. These Shares may only be withdrawn from the Offer if the Tender and Support Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. As of April 26, 2007, Mr. Rudd held 8,520,189 Shares, including 1,190,000 Shares issuable upon the exercise of options and warrants, or approximately 19% of the fully diluted outstanding Shares, Mr. Holland held 1,600,000 Shares, including 1,600,000 Shares issuable upon the exercise of options, or approximately 3.6% of the outstanding Shares, and Mr. Henriod held 3,424,243 Shares, including 1,409,092 Shares issuable upon the exercise of options and warrants, or approximately 7.6% of the outstanding Shares.

We have entered into an Employment Agreement with Richard Holland wherein Mr. Holland agreed to serve as Vice President of DMS. In addition, we have entered into a Consulting Agreement with Alan Rudd providing that Mr. Rudd will serve as an independent consultant for a period of up to two years. See Section 13 — “The Merger Agreement; Other Agreements.”

If, after the consummation of the Offer and any exercise of the Top-Up Option (defined below), the number of Shares beneficially owned by DealerTrack and the Purchaser collectively represent at least 90% of the Fully Diluted Outstanding Common Shares, the Merger Agreement provides that DealerTrack shall cause the Purchaser to cause the Merger to be completed as promptly as reasonably practicable as provided under the “short form” merger provisions of the DGCL. See Section 12 — “Purpose of the Offer; Plans for Arkona; Other Matters.” Under the Merger Agreement, if the Purchaser does not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of the DGCL, the Purchaser has the option, subject to limitations, to purchase from Arkona at the Common Stock Offer Price a number of additional Shares sufficient to cause the Purchaser to own one Common Share more than 90% of the Fully Diluted Outstanding Common Shares. This option is referred to as the “Top-Up Option.”   The Top-Up Option is exercisable only if the Purchaser owns at least 66% of the Fully Diluted Outstanding Common Shares prior to exercising the Top-Up Option. The Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if it acquires less than 90% of the fully diluted issued and outstanding Shares in the Offer. The Purchaser or DealerTrack could also acquire additional Shares after completion of the Offer through other means, such as open market purchases.

Certain material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger.”

The Offer is made only for Shares and is not made for any stock options or warrants to acquire Shares. Holders of unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. On the Majority Purchase Date, and without any action on the part of any holder of outstanding stock options, each Arkona stock option shall be automatically cancelled and the holder will receive cash in an amount equal to the product of the total number of

Common Shares subject to the stock option multiplied by the excess of the value of the Common Stock Offer Price over the per share exercise price of any such stock option less applicable withholdings. Holders of unexercised warrants to purchase Shares may exercise such warrants in accordance with the terms of the applicable warrant agreement and tender some or all of the Shares issued upon such exercise. Warrants that are not exercised and tendered will be cancelled at the Effective Time and holders of such warrants will receive cash compensation. See Section 13 — “The Merger Agreement; Other Agreements.” The tax consequences to holders of options and warrants of exercising those securities are not described under Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger.”

Holders of stock options and warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their stock options and warrants.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Computershare, which is acting as the depositary for the Offer (the “Depositary”), Georgeson, Inc., which is acting as the information agent for the Offer (the “Information Agent”), and Georgeson Securities Corporation, which is acting as the dealer manager for the Offer (the “Dealer Manager”). See Section 16 — “Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on May 29, 2007, unless we, in accordance with the Merger Agreement, have extended the initial offering period of the Offer, in which event the term “Expiration Date” will mean the latest time and date at which the offering period of the Offer, as so extended by us, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 14 — “Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 14 occur.

We expressly reserve the right (but are not obligated), at any time or from time to time, to waive any condition or modify the terms of the Offer in any respect. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of Arkona:

(1) decrease the Common Stock Offer Price or the Preferred Stock Offer Price or change the form of consideration payable in the Offer;

(2) decrease the number of Shares sought to be purchased in the Offer;

(3) impose additional conditions to the conditions to the Offer described in Section 14 — “Conditions of the Offer;” or

(4) amend any other term of the Offer in any manner adverse to the holders of the Shares.

We may, in our sole and absolute discretion, increase the price per Share payable in the Offer without the consent of Arkona. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the restrictions previously identified in paragraphs (1) through (4) above, provided that all such modifications to the terms of the Offer (other than a modification to increase the price per share payable in the offer or to waive a condition to the Offer) will not, in the aggregate, reasonably be expected to delay the first date we accept the Shares for payment (the “Acceptance Date”) by more than ten business days after the first public dissemination of notice of any such modification, or more than twenty business days beyond the initial expiration of the Offer.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer as soon as possible, but in no event more than five business days after the expiration of the Offer (or, if applicable the expiration of the “initial offering period”), we will accept for payment, and pay for any Shares validly tendered, and not properly withdrawn. We shall extend the Offer at any time, and from time to time, as follows:

(1) if at the then-scheduled expiration date of the Offer any of the conditions to the Offer described in Section 14 — “Conditions of the Offer” have not been satisfied or waived and the Merger Agreement has not been terminated, until such time as such conditions are satisfied or waived; provided that any such extension will be in increments of not more than three business days (unless a longer period of time is agreed to by Arkona in writing, such agreement not to be unreasonably withheld);

(2) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer; or

(3) if the Minimum Condition has been satisfied and all of the other conditions to the Offer described in Section 14 — “Conditions of the Offer” have been satisfied or waived, and Common Shares and Series B Preferred Shares have been accepted for payment but the number of (x) Common Shares plus (y) Series B Preferred Shares acquired by us (together with other Common Shares and Series B Preferred Shares owned of record by DealerTrack or its affiliates) is less than 90% of the then Fully Diluted Outstanding Common Shares for an aggregate period of not more than ten business days (for all such extensions pursuant to this clause (3))

as a “subsequent offering period” (a “Subsequent Offering Period’’) in accordance with Rule 14d-11 of the Exchange Act.

There can be no assurance that we will be required or permitted under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to paragraph (1) or (2) above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4 — “Withdrawal Rights.”

If we provide a Subsequent Offering Period, tendering stockholders will not have withdrawal rights. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed. A Subsequent Offering Period would be an additional period of time of between three business days and 10 business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the expiration of the initial offering period of the Offer on the Expiration Date, during which stockholders may tender Shares not tendered in the Offer. We will promptly purchase and pay for any Shares tendered during the Subsequent Offering Period at the same price paid in the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer set forth in Section 14 — “Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 14. Under certain circumstances we and DealerTrack may terminate the Merger Agreement and the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release via PR Newswire (or such other national media outlet or outlets we deem prudent) and making any appropriate filing with the SEC.

Arkona has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Arkona’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, we will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15 — “Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15 — “Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) a Letter of Transmittal, properly completed and duly executed (or a manually executed copy thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when we give oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the purchase price of Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, we increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3.	Procedure for Tendering Shares

Valid Tender of Shares.  Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed (or a manually executed copy thereof), together with any required signature guarantees, or an Agent’s

Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers.  Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by the Securities Association, Inc. or any other “eligible institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act), (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually executed copy thereof) must accompany each delivery of certificates.

Guaranteed Delivery.  A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by the Depositary (as provided below) prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the OTCBB is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements.  Notwithstanding any provision hereof, we will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Date only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal, properly completed and duly executed (or a manually executed copy thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will we pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement.  Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.  By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints our designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Arkona, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of DealerTrack, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date and unless theretofore accepted for payment and paid for by the Purchaser in the Offer, may also be withdraw any time after June 30, 2007.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of DealerTrack, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1 — “Terms of the Offer.”

If we extend the Offer, we delay our acceptance for payment of Shares, or we are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 prior to the Expiration Date.

5.	Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the expected material U.S. federal income tax consequences to holders of Shares whose Shares are sold in the Offer or converted to cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which are subject to differing interpretations and/or may change, possibly with retroactive effect. This summary addresses only Shares that are held as capital assets. This discussion is for general information purposes only and does not address all of the U.S. federal income tax consequences of the Offer and Merger or all of the U.S. federal income tax considerations that may be relevant to particular holders in light of their personal circumstances, or to certain types of holders subject to special rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	broker-dealers;

•	traders that mark their stock and securities to market;

•	expatriates;

•	tax-exempt organizations;

•	persons who are subject to alternative minimum tax;

•	persons who hold their Shares as a position in a “straddle” or as part of a “hedging,” “conversion” or other risk reduction transaction;

•	persons deemed to sell their Shares under the constructive sale provisions of the Code;

•	partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) or persons holding the Shares through partnerships, S corporations or other flow-through entities;

•	U.S. holders (as defined below) that have a functional currency other than the U.S. dollar;

•	persons who acquired their Shares upon the exercise of stock options or otherwise as compensation or through a tax-qualified retirement plan; or

•	holders of stock options or warrants.

In addition, this discussion does not address any state, local or foreign tax consequences of the Offer or the Merger, and this summary does not address the tax consequences to holders of Shares who perfect their appraisal rights under Delaware law.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a U.S. holder is any beneficial owner of Shares who is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•	a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A non-U.S. holder is any beneficial owner of Shares who is neither (i) a U.S. holder as described above nor (ii) a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such holders are urged to consult their own tax advisors regarding the tax consequences of exchanging Shares pursuant to the Offer or pursuant to the Merger.

U.S. Holders

Effect of the Offer and the Merger.  The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss, if any, for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss will be long-term capital gain or loss if such U.S. holder’s holding period for the Shares surrendered exceeds one year at the time of the exchange for cash. Long-term capital gains recognized by an individual holder may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Withholding.  Payments made to U.S. holders in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to U.S. federal backup withholding. To avoid backup withholding, a U.S. holder that does not otherwise establish an exemption must complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying under penalties of perjury that such holder is a U.S. person, the taxpayer identification number provided on such form is correct, and that such holder is not subject to backup withholding. A holder that is a corporation or other exempt recipient (and, when required, demonstrates such fact) is generally not subject to backup withholding. Holders should consult their own tax advisors as to their qualification for exemption from withholding and the procedure for obtaining such exemption. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the Internal Revenue Service (the “IRS”).

As described under “Non-U.S. Holders” below, a purchaser of stock is required under certain circumstances to withhold up to 10% of the sale proceeds paid to all shareholders under the rules applicable to United States real property interests. Pursuant to the Merger Agreement, Arkona has agreed in connection with the Offer and the Merger to timely provide DealerTrack with a certificate that none of the Shares constitute a United States real property interest, and as a result DealerTrack and the Purchaser do not intend to withhold under these rules.

Non-U.S. Holders

Effect of the Offer and the Merger.  A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized, if any, on the receipt of cash for Shares in the Offer or the Merger unless:

•	the non-U.S. holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, where a tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	the Shares exchanged constitute a “United States real property interest”.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations may also be subject to a 30% branch profits tax (or such lower rate as may be provided in an applicable income tax treaty). Non- U.S. holders are urged to consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

With respect to the third bullet above, subject to certain exceptions, the Shares will constitute a United States real property interest if Arkona is, or has been, a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date the non-U.S. holder disposes of the Shares or the period that the non-U.S. holder held Shares. In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Arkona believes that it is not, and has never been, a USRPHC for U.S. federal income tax purposes.

Under certain circumstances, a purchaser of stock is required to withhold up to 10% of the sale proceeds under the rules applicable to United States real property interests. Pursuant to the Merger Agreement, Arkona has agreed in connection with the Offer and the Merger to timely provide DealerTrack with a certificate that none of the Shares constitute a United States real property interest, and as a result DealerTrack and the Purchaser do not intend to withhold under these rules.

Information Reporting and Backup Withholding.  Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding. Non-U.S. holders can avoid backup withholding by providing the Depositary with a properly executed IRS Form W-8BEN (or an IRS Form W-8ECI if such holder’s gain is effectively connected with the conduct of a U.S. trade or business or other applicable IRS Form W-8) certifying the holder’s non-U.S. status or by otherwise establishing an exemption. If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

6.  Price Range of the Shares; Dividends on the Shares

The Common Shares are quoted on the OTCBB under the symbol “ARKN.OB.” The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on the OTCBB with respect to each calendar quarter during 2006, as stated in Arkona’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2006, as amended, and with respect to each calendar quarter during the fiscal year ended March 31, 2007 as reported on the OTCBB.

Fiscal Year	High	Low

Fiscal Year Ended March 31, 2006
Quarter ended June 30, 2005	$0.70	$0.47
Quarter ended Sept. 30, 2005	$0.69	$0.51
Quarter ended Dec. 31, 2005	$0.85	$0.50
Quarter ended March 31, 2006	$0.75	$0.55
Fiscal Year Ended March 31, 2007
Quarter ended June 30, 2006	$0.75	$0.55
Quarter ended Sept. 30, 2006	$0.70	$0.42
Quarter ended Dec. 31, 2006	$0.68	$0.44
Quarter ended March 31, 2007	$1.61	$0.55
Fiscal Year Ended March 31, 2008
First Quarter (through April 30, 2007)	$1.38	$1.09

On April 26, 2007, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price for the Shares reported on the OTCBB was $1.34 per Share. On April 30, 2007, the last full trading day before the commencement of the Offer, the closing price for the Shares reported on the OTCBB was $1.35 per Share. Stockholders are urged to obtain a current market quotation for the Shares. The Series B Preferred Shares are not publicly traded and are convertible into Common Shares at a ratio of 5 Common Shares for each Series B Preferred Share.

The Purchaser has been advised that Arkona has never declared or paid a cash dividend with respect to the Shares. The Merger Agreement provides that, without DealerTrack’s written consent, from April 26, 2007 until the Effective Time of the Merger, Arkona may not declare, set aside or pay any dividend in cash, stock or property with respect to its capital stock. Arkona is not expected to declare or pay cash dividends after completion of the Offer.

7.	Effect of the Offer on the Market for the Common Shares; OTCBB Listing; Exchange Act Registration

Market for the Shares.  The purchase of Shares in the Offer will reduce the number of Common Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public.

OTCBB Listing.  The Common Shares are currently authorized for quotation on the OTCBB. The Purchaser intends to cause Arkona to cease to be authorized for quotation on the OTCBB as soon after the completion of the Offer as the requirements for such cessation are met.

Exchange Act Registration.  The Common Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of Arkona to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 500 record holders of Shares. Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Arkona subject to registration, would substantially reduce the information required to be furnished by Arkona to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Arkona, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of Arkona and persons holding “restricted securities” of Arkona to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. The Purchaser expects Arkona will apply for termination of registration of the Shares under the Exchange Act as soon after completion of the Offer as the requirements for such termination are met.

8.	Certain Information Concerning Arkona

The following description of Arkona and its business has been taken from Arkona’s Annual Report on Form 10KSB for the fiscal year ended March 31, 2006, as amended, and is qualified in its entirety by reference to such annual report.

Arkona is a Delaware corporation with its principal executive offices at 10757 South River Front Parkway, Suite 400, South Jordan, Utah 84095. The telephone number of Arkona at such office is (801) 501-7100. Arkona develops and provides fully integrated, on-demand business management solutions to new and independent automobile dealerships. Arkona also provides on-demand business management solutions to dealers of powersports equipment and RVs. Arkona’s principal product is the Arkona Dealer Management Suite or “ADMS,” an on-demand, software-based, dealership management system that allows dealerships to manage substantially all aspects of their business operations. Arkona is expanding its target market beyond new and independent automobile dealerships to dealers of powersports equipment. For all types of dealerships, Arkona markets its products primarily through regional sales representatives, in-house sales and marketing personnel and independent sales agents. Arkona also markets its products via trade shows, seminars, press releases, trade publications, customer referral programs, relationships with suppliers, automobile manufacturers and industry partners.

Available Information.  Arkona is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Arkona’s directors and officers, their remuneration, stock options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Arkona’s securities and any material interests of such persons in transactions with Arkona is required to be disclosed in proxy statements distributed to Arkona’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the Branch of Public Reference at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Arkona that have been filed via the EDGAR system.

None of DealerTrack, the Purchaser, the Dealer Manager, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Arkona provided by Arkona or contained in the periodic reports, documents and records referred to herein or for any failure by Arkona to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

Sources of Information.  Except as otherwise set forth herein, the information concerning Arkona contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of DealerTrack, the Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Arkona contained in such documents and records or for any failure by Arkona to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Financial Forecasts.  Arkona does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of Arkona by DealerTrack, Arkona provided to DealerTrack non-public internal financial forecasts regarding its anticipated future operations for the fiscal years 2007 and 2008. A summary of these internal financial forecasts is set forth below.

The projections should be read together with the historical financial statements of Arkona which may be obtained in the manner described above under “Available Information.”

ARKONA PROJECTED FINANCIAL INFORMATION

	Fiscal Year Ended March 31,
	2007	2008
Revenues	$14,015,304	$20,013,000
EBITDA	$1,674,926	$3,934,650

The internal forecasts were not prepared with a view toward public disclosure, and stockholders should not unduly rely on such forecasts. The summary of these forecasts is not being included in this Offer to Purchase to influence your decisions whether to tender your shares in the Offer, but because these forecasts were made available by Arkona to DealerTrack and the Purchaser. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Arkona’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, actions of competitors; changes and developments affecting Arkona’s industry; quarterly or cyclical variations in financial results; development of new products and services; Arkona’s ability to maintain cost efficiency of operations; and other risks that are set forth in Arkona’s 2006 annual report on Form 10-KSB, as amended, and the quarterly report on Form 10-QSB for the quarter ended December 31, 2006. In addition, the forecasts may be affected by Arkona’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Arkona’s control. The forecasts also reflect assumptions as to certain business decisions that are subject to change. Accordingly, actual results are likely to vary significantly from those set forth in these forecasts. In addition, these forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. None of Arkona, the board of directors of Arkona, Arkona’s advisors, agents, representatives, or independent consultants and none of DealerTrack, the Purchaser and any of their boards of directors, advisors, agents, representatives or independent consultants can give you any assurance that actual results will not differ from these forecasts, nor do they assume any obligation to update or revise these forecasts. None of Arkona, DealerTrack and the Purchaser intends to make publicly available any update or other revisions to any of these forecasts to reflect circumstances existing after the date of preparation of the forecasts or the occurrence of unanticipated events, even if experience or future changes in assumed conditions make it clear that the forecasts are inaccurate. The inclusion of the summary of these financials in this Offer to Purchase should not be regarded as a representation by Arkona, DealerTrack, the Purchaser or any other person that forecasted results will be achieved.

The projected financial information included in this Offer to Purchase was prepared by Arkona’s management. Arkona’s independent accountants have neither examined nor compiled the accompanying prospective financial information and, accordingly, Arkona’s independent accountants have not expressed an opinion or any other form of assurance with respect thereto.

9.	Certain Information Concerning DealerTrack and the Purchaser

DealerTrack Holdings, Inc. and the Purchaser.  DealerTrack is a leading provider of on-demand software, network and data solutions for the automotive retail industry in the United States. Utilizing the Internet, DealerTrack has built a network connecting automotive dealers with banks, finance companies, credit unions and other financing sources, and other service and information providers, such as aftermarket providers and the major credit reporting agencies. DealerTrack has established a network of active relationships, which, as of December 31, 2006, consisted of over 22,000 automotive dealers, including over 89% of all franchised dealers; over 300 financing sources, including the 20 largest independent financing sources in the United States; and a number of other service and information providers to the automotive retail industry.

DealerTrack is a Delaware corporation formed in August 2001. It is organized as a holding company and conducts a substantial amount of its business through its subsidiaries, including Automotive Lease Guide (alg), Inc., Chrome Systems, Inc., Curomax Canada, Inc., DealerAccess Canada Inc., DealerTrack Aftermarket Services, Inc., DealerTrack Digital Services, Inc., DealerTrack, Inc. and webalg, inc. DealerTrack’s business address is 1111 Marcus Ave., Suite M04, Lake Success, NY 11042. The telephone number at such office is (516) 734-3600.

The Purchaser is a Delaware corporation that was recently formed at the direction of DealerTrack for the purpose of effecting the Offer and the Merger. The Purchaser is wholly-owned by DealerTrack. Until immediately before the time the Purchaser purchases Shares in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser’s principal executive offices are located at 1111 Marcus Ave., Suite M04, Lake Success, NY 11042. The telephone number of the Purchaser at such office is (516) 734-3600.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and DealerTrack are set forth in Schedule I hereto.

To the knowledge of DealerTrack and the Purchaser after reasonable inquiry, none of the persons listed in Schedule I has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I: (a) none of DealerTrack, the Purchaser or, to the knowledge of DealerTrack and the Purchaser after reasonable inquiry, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of DealerTrack, the Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Arkona; (b) none of DealerTrack, the Purchaser or, to the knowledge of DealerTrack and Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Arkona during the past 60 days; (c) none of DealerTrack, the Purchaser, their subsidiaries or, to the knowledge of DealerTrack and the Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Arkona (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of DealerTrack, the Purchaser, their subsidiaries or, to the knowledge of DealerTrack and the Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Arkona or any of its executive officers, directors or affiliates, on the other hand; and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of DealerTrack, the Purchaser, their subsidiaries or, to the knowledge of DealerTrack and the Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Arkona or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Arkona’s securities, an election of Arkona’s directors or a sale or other transfer of a material amount of assets of Arkona.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) DealerTrack has, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, DealerTrack and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part. DealerTrack is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning DealerTrack’s directors and officers, their remuneration, stock options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of DealerTrack’s securities and any material interests of such persons in transactions with DealerTrack is required to be disclosed in proxy statements distributed to DealerTrack’s stockholders and filed with the SEC. Such reports, proxy statements and other information filed by DealerTrack and the Purchaser with the SEC, as well as the Schedule TO and the exhibits thereto, may be inspected at the SEC’s public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the Branch of Public Reference at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to DealerTrack that have been filed via the EDGAR system, including the Schedule TO and exhibits thereto.

10.	Source and Amount of Funds

The Offer is not conditioned upon DealerTrack’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. DealerTrack and the Purchaser estimate that the total amount of funds required to consummate the Merger (including payments for options and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $58.9 million (“Merger Payments”). DealerTrack has sufficient funds to consummate the purchase of Shares in the Offer and the Merger Agreement and the other transactions described above, and will cause or arrange for the Purchaser to have, sufficient funds available to consummate such transactions.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) DealerTrack and/or one or more of its affiliates has sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn prior to the Expiration Date and to acquire the remaining outstanding Shares in the Merger.

11.  Background of the Offer; Past Contacts, Negotiations and Transactions

Background

The board of directors and senior management of DealerTrack regularly evaluate strategic direction and related acquisition opportunities in their efforts to maximize value for stockholders. On September 20, 2006, Richard McLeer (Senior Vice President, Planning and Strategy of DealerTrack), along with other representatives of DealerTrack, met with Alan Rudd (Chief Executive Officer and Chairman of the Board of Arkona) to discuss potential business relationships between Arkona and DealerTrack. These discussions continued and in October 2006, DealerTrack requested, and Arkona provided, preliminary financial information regarding Arkona.

Mark O’Neil (Chairman and Chief Executive Officer of DealerTrack) and Mr. McLeer met with Richard Holland (President of Arkona and a member of the board of directors of Arkona) and Lee Boardman (Chief Financial Officer of Arkona) on December 7, 2006 to discuss a possible business combination and on January 12, 2007, Mr. McLeer delivered to Mr. Holland (President of Arkona) a draft confidentiality agreement regarding a proposed negotiated transaction. This confidentiality agreement was to supplement an agreement executed in 2004 by DealerTrack, Inc., a subsidiary of DealerTrack, and Arkona in connection with their commercial activities. On January 16, 2007, Arkona and DealerTrack executed the confidentiality agreement and Arkona began to provide DealerTrack and its representatives with nonpublic information regarding business development and projected financial performance. From January 16, 2007 through April 26, 2007, representatives from DealerTrack and Goodwin Procter LLP, DealerTrack’s outside counsel, conducted due diligence reviews of Arkona.

On January 19, 2007, DealerTrack submitted a written offer to acquire Arkona in a negotiated tender offer with an aggregate price in the range of $33 to $35 million, subject to due diligence by DealerTrack. DealerTrack’s offer was conditioned on the execution by Messrs. Rudd and Holland of agreements to tender shares beneficially owned by them in support of the transaction and to grant DealerTrack an option to purchase such shares if the transaction was not completed. In addition, DealerTrack’s offer was conditioned on the execution by Arkona of a letter agreement that provided an exclusivity period through May 15, 2007 to complete due diligence and finalize transaction documentation and a payment of $1.5 million to DealerTrack if the provisions relating to the exclusivity period were breached by Arkona or Messrs. Rudd or Holland. On January 25, 2007, Mr. Rudd sent an email declining the offer.

Messrs. O’Neal and Rudd met at the National Association of Automobile Dealers Convention and Exposition in Las Vegas, Nevada, on February 5, 2007, and discussed potential valuations of Arkona and related matters.

On February 9, 2007, the investment committee of the board of directors of DealerTrack met to review the potential strategic benefits of acquiring Arkona, the related risks of such an acquisition and potential valuations for such a transaction.

On February 16, 2007, Mr. O’Neil delivered a revised offer to Mr. Rudd. The revised offer included a price of $55 million, subject to diligence by DealerTrack, and was conditioned on execution by Messrs. Rudd and Holland and Paul Henriod (a member of the board of directors of Arkona) of agreements to tender shares beneficially owned by them in support of the transaction and to grant DealerTrack an option to purchase such shares. In addition, DealerTrack’s offer remained conditioned on execution by Arkona of the proposed letter agreement, with the addition of Mr. Henriod and with the exclusivity period extended through May 31, 2007. On February 19, 2007, Arkona and Messrs. Rudd, Holland and Henriod executed the letter agreement.

On February 23, 2007, Messrs. O’Neil, McLeer, Rudd, Holland and Boardman, along with Robert Cox (Senior Vice President, Chief Financial Officer of DealerTrack), Eric Jacobs (Senior Vice President, General Counsel of DealerTrack) and Mark Fuller (a member of the board of directors of Arkona) met telephonically, along with Goodwin Procter, Parr Waddoups Brown Gee & Loveless (counsel for Arkona and for the special committee of the board of directors of Arkona) and Lehman Brothers (M&A advisor to DealerTrack), to discuss due diligence requirements and transaction timing.

On March 12, 2007, at a hotel conference room in Sandy, Utah located near the Arkona corporate offices, Messrs. Rudd, Holland and Boardman, along with other representatives of Arkona, made presentations to Messrs. McLeer, Cox and Jacobs and Ms. Ana Herrera (Senior Vice President, Human Resources of DealerTrack), along with other representatives of DealerTrack, regarding Arkona’s business, personnel, operations, strategic plans and historical and projected financial performance.

On March 15, 2007, Goodwin Procter LLP delivered to Parr Waddoups Brown Gee & Loveless first drafts of the merger agreement and the tender and support agreement. From March 29, 2007 to April 26, 2007, representatives of DealerTrack, representatives of Arkona, members of a special committee of the board of directors of Arkona and their respective legal counsel negotiated the terms and conditions of the proposed business combination, including the merger agreement. Also, from March 15, 2007 to April 26, 2007, Messrs. Rudd, Holland and Henriod, Arkona and DealerTrack, and their respective legal counsel, negotiated the terms and conditions of the tender and support agreement that DealerTrack required from Messrs. Rudd, Holland and Henriod as a condition to entering into the merger agreement. During that period, a number of drafts of the merger agreement and the tender and support agreement were negotiated and exchanged between the parties. Also during the period, DealerTrack, Arkona, the special committee of the board of directors of Arkona and their respective representatives and counsel discussed and negotiated various issues, including without limitation, the scope of the representations and warranties, the option to be granted to DealerTrack by Arkona and the conditions upon which it could be exercised, the amount of the termination fee and the expense reimbursement, the treatment of outstanding stock options and Arkona’s ability to respond to unsolicited inquires following the announcement of the transaction. During this period DealerTrack also negotiated a consulting agreement with Mr. Rudd and an employment agreement with Mr. Holland.

On April 19, 2007, Messrs. Rudd and Henriod contacted Mr. O’Neil to discuss price, termination provisions and the option to be granted by Messrs. Rudd, Holland and Henriod pursuant to the tender and support agreement.

On April 22, 2007, a meeting of the board of directors of DealerTrack was convened to consider the proposed transaction. The board of directors resolved to approve the acquisition and authorized Mr. O’Neil to negotiate and finalize the terms of the merger agreement and the tender and support agreement.

On April 25, 2007, Mr. McLeer contacted Messrs. Rudd and Henriod to inform them that DealerTrack would be willing to increase the offer to $1.38 per share, for a total purchase price of $58.9 million after taking into account the exercise of any stock options or warrants, if Arkona agreed to a termination fee of $2,275,000 plus reimbursement of up to $500,000 of expenses and if Messrs. Rudd, Holland and Henriod agreed to a one-year option in the tender and support agreement.

On April 26, 2007, DealerTrack and Arkona entered into the merger agreement. On April 26, 2007, DealerTrack and Messrs. Rudd, Holland and Henriod entered into the tender and support agreement. Before the opening of the market on April 27, 2007, DealerTrack and Arkona jointly announced their entry into the merger agreement.

12.	Purpose of the Offer; Plans for Arkona; Other Matters

Purpose of the Offer.  The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, Arkona. The Offer is being made according to the Merger Agreement and is intended as a first step for DealerTrack to complete the acquisition of Arkona. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition by the Purchaser of all issued and outstanding Shares.

If the Merger is completed, DealerTrack will own 100% of the equity interests in Arkona, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Arkona and entitlement to any increase in its value. Similarly, DealerTrack would also bear the risk of any losses incurred in the operation of Arkona and any decrease in the value of Arkona.

Arkona stockholders who sell their Shares in the Offer will cease to have any equity interest in Arkona and to participate in any future growth in Arkona. If the Merger is completed, the current stockholders of Arkona will no longer have an equity interest in Arkona and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly perfect their appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13 — “The Merger Agreement; Other Agreements.” Similarly, the current stockholders of Arkona will not bear the risk of any decrease in the value of Arkona after selling their Shares in the Offer or the Merger.

Plans for Arkona.  Except as disclosed in this Offer to Purchase, neither DealerTrack nor the Purchaser has any present plan or proposal that would result in the acquisition by any person of additional securities of Arkona, the disposition of securities of Arkona, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Arkona or its subsidiaries, or the sale or transfer of a material amount of assets of Arkona or its subsidiaries. After the purchase of the Shares in the Offer, DealerTrack will be entitled to designate its representatives to the board of directors of Arkona in proportion to Purchaser’s ownership of the outstanding Shares, as described below under the caption “Directors” in Section 13 — “The Merger Agreement; Other Agreements.” After completion of the Offer and the Merger, Arkona will be a wholly-owned subsidiary of DealerTrack. After completion of the Offer and the Merger, the reconstituted Arkona board of directors expects to work with Arkona’s management to evaluate and review Arkona and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Arkona into DealerTrack’s business. As a result of this review and integration, it is possible that DealerTrack could implement changes to Arkona’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. DealerTrack and, after completion of the Offer and the Merger, the reconstituted Arkona board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

If the Purchaser does not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete the Merger under the “short-form” provisions of the DGCL, it expects to acquire additional Shares by exercising the Top-Up Option, subject to the limitations set forth in the Merger Agreement.

Stockholder Approval.  Under the DGCL, the approvals of the boards of directors of the Purchaser and Arkona are required for approval of the Merger Agreement and completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt the Merger Agreement, unless the “short-form” merger procedure described below is available. Arkona has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Arkona and completion by Arkona of the Merger have been duly authorized by all necessary corporate action on the part of Arkona, subject to the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. Arkona has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger. After the Purchaser accepts for payment and pays for Shares tendered in the Offer, and after the expiration of any Subsequent Offering Period, Arkona has agreed, if necessary, to duly call, give notice of, convene and hold a special meeting of its stockholders to consider and take action upon the Merger Agreement. The special meeting would be held as promptly as practicable following clearance with the SEC of the proxy statement. DealerTrack has agreed to vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of DealerTrack’s other subsidiaries and affiliates in favor of the adoption of the Merger Agreement and approval of the Merger.

Short-Form Merger.  Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that DealerTrack, the Purchaser and their affiliates acquire in the aggregate at least 90% of each class and series of capital stock of Arkona in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of its exercise of the Top-Up Option), then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of Arkona, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser does not acquire sufficient Shares in the Offer and after expiration of any Subsequent Offering Period, to complete a Short-Form Merger, the Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. The Purchaser could also seek to purchase additional Shares in the open market or otherwise to permit the Purchaser to complete a Short-Form Merger. The Merger Agreement provides that DealerTrack shall cause the Purchaser to effect a Short-Form Merger as promptly as reasonably practicable if permitted to do so under the DGCL.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not then held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, Arkona stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Arkona and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights.  Holders of the Shares will not have appraisal rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is completed, holders of the Shares immediately prior to the time the Merger is completed will have certain rights under the provisions of Section 262 of the DGCL (the “Appraisal Rights Provisions”), including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting Arkona stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be higher or lower than the price per Share to be paid in the Merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the price per Share to be paid in the Merger, without interest.

13.  The Merger Agreement; Other Agreements

The following summary of certain provisions of the Merger Agreement, the Tender and Support Agreement, the Consulting Agreement and the Employment Agreement are qualified in their entirety by reference to the agreements, which are incorporated herein by reference. The Purchaser has filed a copy of the Merger Agreement, the Tender and Support Agreement, the Consulting Agreement and the Employment Agreement as exhibits to the Schedule TO. The agreements may be examined and copies may be obtained at the places and in the manner set forth in Section 9 — “Certain Information Concerning DealerTrack and the Purchaser.” Stockholders and other interested parties should read the Merger Agreement, the Tender and Support Agreement, the Consulting Agreement and the Employment Agreement in their entirety for a more complete description of the provisions summarized below.

Merger Agreement

The Offer.  The Merger Agreement provides that we will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions to the Offer described in Section 14 — “Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Date. We expressly reserve the right to waive any condition to the Offer or to modify the terms of the Offer, subject to compliance with the Exchange Act; provided that all such modifications to the terms of the Offer (other than a modification to increase the offer price or to waive a condition to the Offer) shall not, in the aggregate, reasonably be expected to delay the Acceptance Date by more than ten business days after the first public dissemination of notice of any such modification and more than twenty business days beyond the initial expiration date of the Offer; and provided that, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of Arkona, (a) decrease the Common Stock Offer Price or Preferred Stock Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Common Shares or Series B Preferred Shares sought to be purchased in the Offer, (c) impose additional conditions to the conditions to the Offer described in Section 14 — “Conditions of the Offer,” (d) amend any other term of the Offer in any manner adverse to the holders of the Common Shares or Series B Preferred Shares or (e) except as provided below, extend the Offer if all of the conditions to the Offer described in Section 14 — “Conditions of the Offer” are satisfied or waived and we are permitted under applicable law to accept for payment and pay for the Shares tendered in the Offer.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer as of the Expiration Date, promptly following such date we will accept for payment, purchase and pay for any Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. We shall extend the Offer at any time, and from time to time, as follows:

(1)	if at the then-scheduled expiration date of the Offer any of the conditions to the Offer described in Section 14 — “Conditions of the Offer” have not been satisfied or waived and the Merger Agreement has not been terminated, until such time as such conditions are satisfied or waived; provided that any such extension will be in increments of not more than three business days (unless a longer period of time is agreed to by Arkona in writing, such agreement not to be unreasonably withheld);

(2)	for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer; or

(3)	if the Minimum Condition has been satisfied and all of the other conditions to the Offer described in Section 14 — “Conditions of the Offer” have been satisfied or waived, and Common Shares and

Series B Preferred Shares have been accepted for payment, but the number of Common Shares plus Series B Preferred Shares acquired by the Purchaser (together with other Shares owned of record by DealerTrack or any of its affiliates) is less than 90% of the then Fully Diluted Outstanding Common Shares, for an aggregate period of not more than ten business days as a Subsequent Offering Period in accordance with Rule 14d-11 of the Exchange Act.

Recommendation.  Arkona has represented to us in the Merger Agreement that its board of directors has duly adopted resolutions (i) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of Arkona and its stockholders, (ii) adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iii) subject to the terms and conditions set forth in the Merger Agreement, recommending acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by its stockholders, (iv) taking all corporate action required to be taken by the Arkona board of directors to authorize and approve the consummation of the Offer and the Merger and the transactions contemplated by the Merger Agreement, and (v) taking all corporate action required to render the shareholder rights plan inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Directors.  The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder and other applicable laws, promptly upon our payment for Shares pursuant to the Offer and from time to time thereafter, DealerTrack is entitled to designate such number of directors, rounded down to the next whole number (unless DealerTrack and its affiliates at such time beneficially own a majority of the outstanding Common Shares and Series B Preferred Shares (on an as converted basis) and in such case, then the number of directors shall be rounded up to the next whole number), on the Arkona board of directors as is equal to the product of the total number of directors on the Arkona board of directors (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Common Shares and Series B Preferred Shares (on an as converted basis) beneficially owned by DealerTrack and its affiliates bears to the total number of Common Shares and Series B Preferred Shares (on an as converted basis) then outstanding (including Common Shares and Series B Preferred Shares that are accepted for payment or for which payment has been made, but excluding any shares held by Arkona). If we elect to designate directors as described in the preceding sentence, then upon our request, Arkona will promptly take all actions necessary to cause our designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that DealerTrack will be entitled to designate at least a majority of the directors on the Arkona board of directors (as long as DealerTrack and its affiliates beneficially own a majority of the outstanding Common Shares and Series B Preferred Shares (on an as converted basis), which for these purposes will exclude any Common Shares or Series B Preferred Shares held by Arkona); and provided, further, that prior to the Effective Time, the Arkona board of directors will always have at least two members who are (1) not officers, directors, employees or designees of DealerTrack or any of its affiliates (“Purchaser Insiders”) or officers or directors of affiliates of Arkona (other than by reason of being directors of Arkona) or officers or directors of any joint venture partner or participant (other than Arkona) or its affiliates (“Interested Persons”), (2) members of the Arkona board of directors as of the date hereof, and (3) reasonably satisfactory to DealerTrack. If the number of directors who are not Purchaser Insiders is reduced to below two prior to the Effective Time, the remaining director who is not a Purchaser Insider will be entitled to designate a person to fill such vacancy who is not a Purchaser Insider or Interested Person and who will be a director not deemed to be a Purchaser Insider or Interested Person for all purposes of the Merger Agreement; provided that if the number of directors who are not Purchaser Insiders is reduced to zero prior to the Effective Time, a majority of the members of the Arkona board of directors at the time of the execution of the Merger Agreement will be entitled to designate two Persons to fill such vacancies who are not Purchaser Insiders or Interested Persons and who are reasonably satisfactory to DealerTrack and who will be directors not deemed to be Purchaser Insiders for all purposes of the Merger Agreement.

Following the election or appointment of DealerTrack’s designees on the Arkona board of directors pursuant to the Merger Agreement and prior to the Effective Time, any amendment or termination of the Merger Agreement by Arkona, any extension by Arkona of the time for performance of any of the obligations or other acts of Parent, the waiver of any of Arkona’s rights under the Merger Agreement or the taking of any other action by Arkona in connection with the Merger Agreement or the transactions contemplated thereby will require the concurrence of the two directors of Arkona then in office who are not Purchaser Insiders if such amendment, termination, extension or waiver would or could reasonably be expected to have an adverse effect on the stockholders of Arkona other than DealerTrack and its affiliates.

Top-Up Option.  Arkona has granted us an irrevocable Top-Up Option, for so long as the Merger Agreement has not been terminated, to purchase from Arkona, at a price per share equal to the Common Stock Offer Price, the number of authorized and unissued Common Shares equal to the number of Common Shares that, when added to the number of Common Shares and Series B Preferred Shares already owned by us and our affiliates at the time of exercise of the Top-Up Option, constitutes one Common Share more than 90% of the Fully Diluted Outstanding Common Shares that would be outstanding immediately after the issuance of all shares of Common Shares subject to the Top-Up Option (such Shares subject to the Top-Up Option, the “Top-Up Shares”).

We may exercise the Top-Up Option, in whole or in part, only once, at any time during the ten business day period following the Acceptance Date, or if the Subsequent Offering Period is made available, during the ten business day period following the expiration date of the Subsequent Offering Period and only if we and DealerTrack collectively own as of such time (1) less than 90% of the Fully Diluted Outstanding Common Shares, and (2) more than 66% of the Fully Diluted Outstanding Common Shares; provided, however, that notwithstanding anything in the Merger Agreement to the contrary (i) the Top-Up Option will not be exercisable if any provision of the applicable laws or any judgment, injunction, order or decree of any governmental authority would prohibit, or require any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any governmental authority or Arkona’s stockholders in connection with the exercise of the Top-Up Option or delivery of the Top-Up Shares in respect of such exercise, which action, consent, approval, authorization or permit, action, filing or notification has not theretofore been obtained or made as applicable, and (ii) the Top-Up Option shall be exercisable only up to the number of authorized but unissued shares of Common Stock after taking into account any Common Shares reserved for issuance upon the exercise of any outstanding warrant. The aggregate purchase price payable for the Common Shares being purchased by us pursuant to the Top-Up Option will be determined by multiplying the number of such shares by the Common Stock Offer Price. The purchase price may be paid by us, at our election, either entirely in cash or by paying in cash an amount equal to not less than the aggregate par value of such shares and by executing and delivering to Arkona a promissory note fully secured by collateral other than the Common Shares issuable upon the exercise of the Top-Up Option having a principal amount equal to the balance of such purchase price. Any such promissory note shall bear interest at the rate of 3% per annum, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

The Merger.  The Merger Agreement provides that, after the completion of the Offer and subject to the satisfaction or waiver of certain conditions and in accordance with the DGCL, we will be merged with and into Arkona, and Arkona will be the surviving corporation. We and Arkona have agreed in the Merger Agreement that, unless we effect a Short-Form Merger pursuant to Delaware law, Arkona will duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following clearance with the SEC of the proxy statement for the purpose of securing stockholder approval of the Merger. DealerTrack shall vote, and cause each of its subsidiaries to vote, at the special meeting, all of the Shares owned by DealerTrack and its subsidiaries, including all Shares purchased pursuant to the Offer, in favor of the adoption and approval of the Merger Agreement and the Merger.

The Merger Agreement further provides that, notwithstanding the foregoing, if following consummation of the Offer and any exercise of the Top-Up Option, the number of Common Shares and Series B Preferred Shares beneficially owned by DealerTrack and us collectively represent at least 90% of the Fully Diluted Outstanding Common Shares, DealerTrack shall cause us to, and Arkona shall execute and deliver such documents and instruments and take such other actions as we or DealerTrack may request in order to, effect a Short Form Merger as promptly as reasonably practicable.

Charter, Bylaws, Directors, and Officers.  The Merger Agreement provides that the charter and bylaws of Arkona, as in effect immediately prior to the Effective Time, will be amended and restated in their entirety to be identical to our charter and bylaws until thereafter amended provided therein or by law, provided, however, that Article I of the charter will read as follows: “The name of the corporation is Arkona, Inc.” The directors and officers immediately prior to the Effective Time will be the initial directors and officers, respectively, of the surviving corporation, each to hold office in accordance with the terms of the charter and bylaws of the surviving corporation.

Conversion of Shares.  Each Common Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, as defined in Section 13 — “The Merger Agreement; Other Agreements,” and Common Shares owned by Arkona or us) will be automatically converted at the Effective Time into the right to receive an amount in cash to be paid by DealerTrack equal to the Common Stock Offer Price (the “Common Share Merger Consideration”). Each Series B Preferred Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, as defined in the Merger Agreement, and Series B Preferred Shares owned by Arkona or us) will be converted at the Effective Time into the right to receive an amount in cash to be paid by DealerTrack equal to the Preferred Stock Offer Price (the “Series B Per Share Merger Consideration”). At the Effective Time, each Share owned by Arkona or us will automatically be cancelled, and no payment will be made with respect to such Shares. At the Effective Time, each share of our common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the surviving corporation, so that after the Effective Time, we will be the holder of all of the issued and outstanding shares of the Arkona.

Treatment of Warrants.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder of outstanding warrants to purchase Common Shares, if permitted by the terms of the respective warrant, each warrant will be cancelled and will only entitle the holder thereof to receive an amount in cash, without interest, equal to the product of (x) the total number of Common Shares issuable upon exercise of the warrant multiplied by (y) the excess, if any, of the value of the Common Share Merger Consideration over the per share exercise price of such warrant less applicable withholdings required to be withheld with respect to any such payment (the “Warrant Merger Consideration”).

Treatment of Options.  Prior to the execution of the Merger Agreement, the board of directors of Arkona adopted resolutions to cause each outstanding stock option to automatically become fully vested and exercisable as of April 26, 2007. On the earlier to occur of (i) the date we acquire pursuant to the Offer (including the Tender and Support Agreement) a majority of the outstanding Common Shares and Series B Preferred Shares (on an as converted basis) combined as of such date, and (ii) the Effective Time (the earlier of such dates, the “Majority Purchase Date”) and without any action on the part of any holder of outstanding Arkona stock options, each stock option, shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Acceptance Date, an amount in cash, without interest, equal to the product of (x) the total number of Common Shares subject to the stock option multiplied by (y) the excess, if any, of the value of the Common Stock Offer Price over the per share exercise price of any such stock option less applicable taxes required to be withheld with respect to any such payment (the “Option Consideration”).

Paying Agent.  Prior to the Effective Time, DealerTrack shall appoint a bank or trust company reasonably satisfactory to Arkona to act as Exchange and Paying Agent (the “Paying Agent”) for the payment or exchange of the Common Share Merger Consideration, the Series B Per Share Merger Consideration and the Warrant Merger Consideration (collectively, such cash being referred to as the “Exchange Fund”). On or before the Effective Time of the Merger, DealerTrack will deposit with the Paying Agent the Exchange Fund for the benefit of the holders of Common Shares, Series B Preferred Shares and warrants. The Paying Agent will make payments of the Common Share Merger Consideration, the Series B Per Share Merger Consideration and the Warrant Merger Consideration out of the Exchange Fund in accordance with the Merger Agreement. At the Effective Time, holders of Common Shares and Series B Preferred Shares shall cease to be, and shall have no rights as, stockholders of Arkona other than the right to receive the Common Share Merger Consideration or Series B Per Share Merger Consideration.

Withholding Rights.  We, DealerTrack, the surviving corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement or the offer documents to any holder of Common Shares, Series B Preferred Shares, stock options, or warrants such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by us, DealerTrack, the surviving corporation or the Paying Agent, as applicable, such withheld amounts shall be treated for all purposes of the Merger Agreement as having been paid to the holder of

Common Shares, Series B Preferred Shares, stock options or warrants in respect of which such deduction and withholding was made by us, DealerTrack, the surviving corporation or the Paying Agent, as applicable.

Appraisal Rights.  Any Common Shares or Series B Preferred Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who, in accordance with Appraisal Rights Provisions (i) have not voted in favor of adopting and approving the Merger Agreement, (ii) have demanded properly in writing appraisal for such shares, and (iii) have not effectively withdrawn, lost or failed to perfect their rights to appraisal (collectively, the “Dissenting Shares”), will not be converted, but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under the Appraisal Rights Provisions; provided, however, that all Common Shares or Series B Preferred Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Common Shares or Series B Preferred Shares under the Appraisal Rights Provisions will thereupon be deemed to have been canceled and to have been converted, as of the Effective Time, into the right to receive the Common Share Merger Consideration or Series B Per Share Merger Consideration, as applicable, relating thereto, without interest. Persons who have perfected statutory rights with respect to Dissenting Shares (the “Dissenting Stockholders”) as described above will not be paid as provided in this Agreement and will have only such rights as are provided by the Appraisal Rights Provisions with respect to such Dissenting Shares. Each Dissenting Stockholder who becomes entitled under the Appraisal Rights Provisions to payment for Dissenting Shares shall receive payment therefor after the Effective Time from the surviving corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Rights Provisions), and such Common Shares or Series B Preferred Shares, as applicable, shall be canceled.

Representations and Warranties.  In the Merger Agreement, Arkona has made customary representations and warranties to DealerTrack and us with respect to, among other matters, its organization, good standing and qualification; capital structure; authority, validity and effect of agreements; no conflicts, required filings and consents; contracts; SEC filings, financial statements and information provided; absence of certain changes; litigation and liabilities; employee benefits; compliance with laws and permits; environmental matters; taxes; labor and employment matters; insurance; intellectual property; owned and leased properties; takeover statutes; brokers and finders; offer documents, proxy statements and Schedule 14D-9; products, warranties, defects and liabilities; and completeness of representations. Both we and DealerTrack have made customary representations and warranties to Arkona with respect to, among other matters, organization, standing and power; authority, no conflict, required filings and consents; our operations, share ownership; available funds; offer documents and Schedule TO.

As defined in the Merger Agreement, and for purposes of the Offer, “Material Adverse Effect” means, with respect to Arkona, an effect, event, fact, development or change that is materially adverse to the assets, business, results of operations or financial condition of Arkona, other than any effect, event, fact, development or change arising out of or resulting from (a) decrease in the market price of the Common Shares (but not any effect, fact, event, development or change underlying such decrease to the extent that such effect, fact, event, development or change would otherwise constitute a Material Adverse Effect), (b) changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect the geographic regions or industries in which Arkona conducts its business (except to the extent such effect, event, development or change affects Arkona in a materially disproportionate manner as compared to other persons or participants in the industries in which Arkona conducts its business and that operate in the geographic regions affected by such effect, event, development or change), (c) changes in generally accepted accounting principles, (d) litigation resulting from the announcement or performance of the Merger Agreement or the transactions contemplated thereby, (e) acts of war or armed hostilities that begin following the date of the Merger Agreement, or any material escalation or worsening of any acts of war or armed hostilities underway as of the date of the Merger Agreement (except to the extent such effect, event, development or change affects Arkona in a materially disproportionate manner as compared to other persons or participants in the industries in which Arkona conducts its business and that operate in the geographic regions affected by such effect, event, development or change), or (f) any action taken by Arkona at the written request or with the written consent of us or DealerTrack.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•	have been qualified by information set forth in a confidential disclosure schedule exchanged by the parties in connection with signing the Merger Agreement — the information contained in the disclosure schedule modifies, qualifies and creates exception to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate; and

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Covenants

Conduct of Business.  The Merger Agreement provides that, from the date of the Merger Agreement until the Effective Time (unless DealerTrack shall otherwise approve in writing or as expressly contemplated by the Merger Agreement, including the disclosure schedules), the business of Arkona will be conducted in the ordinary and usual course and, to the extent consistent therewith, Arkona shall use its commercially reasonable efforts, consistent with the limitations of the Merger Agreement, to preserve its business organization substantially intact and maintain its existing relations and goodwill with customers, suppliers, distributors, strategic partners, creditors, lessors, employees and business associates. In addition, between the date of the Merger Agreement and the Effective Time, Arkona is subject to customary operating covenants and restrictions, including, but not limited to, and subject to certain exceptions, issuing, selling, pledging, disposing or encumbering stock; amending its organizational documents; declaring, setting aside or paying any dividends; issuing or selling its securities or granting options; making acquisitions or dispositions; entering into, terminating or amending certain material contracts; authorizing or making capital expenditures, incurring or guaranteeing indebtedness for borrowed money; entering into or amending any employment, severance or similar agreements; increasing or providing for new compensation or benefits to officers, directors or employees; materially changing accounting policies; settling material litigation; making a material tax election, amending in any material request any tax return; changing an accounting period; adopting or changing an accounting method, and settling a material tax liability. In addition, Arkona has agreed not to take any action that would be reasonably expected to result in a failure of a condition to the Offer or the Merger or would reasonably be expected to materially delay the consummation thereof or materially impair the ability of Arkona to consummate the Offer, the Merger, the Top-Up Option or any of the other transactions contemplated by the Merger Agreement.

In addition, the Merger Agreement provides that Arkona will confer in good faith with one or more representatives of DealerTrack designated to Arkona regarding operational matters and the general status of ongoing operations at such times as reasonably requested by DealerTrack and will notify DealerTrack promptly of any event or occurrence that has had or may reasonably be expected to have a Material Adverse Effect.

No Solicitation.  Subject to the terms following paragraphs under this “No Solicitation” heading, Arkona has agreed not to authorize or permit, directly or indirectly, any of its officers, trustees, directors, employees, investment bankers, financial advisors, accountants, attorneys, brokers, finders or other agents, advisors or representatives (each, a “Representative”) to, directly or indirectly, (i) initiate, solicit, encourage or knowingly take any other action to facilitate (including by way of furnishing information (other than public information widely disseminated through Arkona’s filings with the SEC, press releases or other similar means), or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), (ii) initiate or participate in any discussions or negotiations, or furnish to any person not a party to the Merger Agreement any information in furtherance of any inquiries that could reasonably be expected to lead to an Acquisition Proposal, (iii) enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal (other than certain confidentiality agreements) or (iv) fail to make, withdraw or modify in a manner adverse to DealerTrack or publicly propose to withdraw or modify in a manner adverse to

DealerTrack the recommendation of the Arkona board of directors that holders of Shares accept the Offer and tender their Shares in the Offer and, if stockholder approval is required, that stockholders approve the Merger (it being understood that, subject to the last paragraph of this “No Solicitation” section, taking a neutral position or no position with respect to any Acquisition Proposal will be considered an adverse modification), recommend, adopt or approve, or publicly propose to recommend, adopt or approve, an Acquisition Proposal (any of the foregoing in this paragraph, an “Adverse Recommendation Change”).

Arkona has agreed in the Merger Agreement to promptly notify DealerTrack in writing (as soon as is reasonably practicable, but in any event no later than twenty-four hours from initial receipt or occurrence) of any Acquisition Proposal or any negotiations with respect to or that may reasonably lead to any Acquisition Proposal (including the identity of the parties and all material terms thereof) which any of Arkona or its Representatives may receive after the date of the Merger Agreement. Arkona is required to promptly provide to DealerTrack copies of any written materials received in connection with the foregoing and shall keep DealerTrack informed on a prompt basis as to the status, material terms and conditions and any material developments regarding any such proposal or negotiations. Arkona has agreed not to terminate, release, waive, amend or modify any provision of any existing standstill agreement, confidentiality agreement or other similar agreement with respect to any class of equity securities of Arkona to which Arkona is a party and has further agreed to enforce the provisions of any such agreement.

Notwithstanding the foregoing, following the receipt after the date of the Merger Agreement, at any time prior to the occurrence of the Acceptance Date with respect to which the Minimum Condition was satisfied (and in no event after the Acceptance Date if the Minimum Condition was satisfied), by Arkona of a bona fide written Acquisition Proposal (that was not solicited, encouraged or facilitated in violation of the no solicitation covenant in the Merger Agreement), the Arkona board of directors may (directly or through Representatives) contact such person and its advisors solely for the purpose of clarifying the Acquisition Proposal, or the material terms thereof, the conditions to and its likelihood of consummation, so as to determine whether the Acquisition Proposal is reasonably likely to lead to a Superior Proposal (as defined below). If the Arkona board of directors determines in good faith (after consultation with outside legal counsel and a financial advisor retained for the purposes of advising regarding the Merger Agreement) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, the Arkona board of directors may, if it determines in good faith (after consultation with outside legal counsel) that failure to take such action would be inconsistent with its duties under applicable law, subject to certain conditions, furnish non-public information with respect to Arkona to that person who made such Acquisition Proposal, make any required disclosures to its stockholders, and participate in discussions and negotiations regarding such Acquisition Proposal.

Following receipt of the Acquisition Proposal that constitutes a Superior Proposal, neither the Arkona board of directors nor any committee thereof will make an Adverse Recommendation Change (as defined above), except as set forth below. Notwithstanding the foregoing, at any time prior to the occurrence of the Acceptance Date with respect to which the Minimum Condition was satisfied (and in no event after the Acceptance Date if the Minimum Condition was satisfied), the Arkona board of directors may make an Adverse Recommendation Change if it determines in good faith (after consultation with outside legal counsel and its retained financial advisor for purposes of advising regarding the Merger Agreement) that the failure to take such action would be inconsistent with the duties of Arkona’s directors under applicable law, provided that no Adverse Recommendation Change may be made until after the third business day following DealerTrack’s receipt of written notice to Arkona advising DealerTrack that the Arkona board of directors plans to take such action. During this three business day period, Arkona, if requested by DealerTrack, will negotiate with DealerTrack in good faith to make such adjustments to the terms and conditions of the Merger Agreement as would enable Arkona to proceed with its recommendation of the Merger Agreement and the Merger and not make an Adverse Recommendation Change. If during such three business day period DealerTrack delivers an irrevocable legally binding definitive agreement to adjust the terms and conditions of the Merger Agreement that the Arkona board determines in good faith (after consultation with its financial advisors) causes the Acquisition Proposal to no longer be a Superior Proposal, then the Arkona board has agreed not to make an Adverse Recommendation Change.

As defined in the Merger Agreement:

“Acquisition Proposal” means any inquiry, proposal or offer from any person or group for, whether in one transaction or a series of related transactions, any (a) merger, consolidation or similar transaction involving the Company, (b) sale or other disposition, directly or indirectly, by merger, consolidation, combination, reorganization, share exchange or any similar transaction, of any assets of Arkona representing 15% or more of the consolidated assets of Arkona, (c) issue, sale or other disposition by Arkona of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the votes associated with the outstanding voting equity securities of Arkona, (d) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 15% or more of the outstanding Common Shares, (e) recapitalization, liquidation, dissolution or other similar type of transaction with respect to Arkona which would result in any person or group acquiring 15% or more of the fair market value of the assets of Arkona, or (f) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include the Offer, the Merger or any of the other transactions contemplated by the parties pursuant to the Merger Agreement.

“Superior Proposal” shall mean a bona fide written Acquisition Proposal made by a third party (a) on terms which the Arkona board of directors determines in good faith (after consultation with its financial and legal advisors) to be more favorable to the stockholders of Arkona (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated by the Merger Agreement (after giving effect to any alternative proposed by DealerTrack in accordance with the terms of the Merger Agreement), (b) the material conditions to the consummation of which are reasonably capable of being satisfied in the judgment of the Arkona board of directors (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) and (c) in respect of which any required financing has been determined in good faith by the Arkona board of directors to be reasonably likely to be obtained. For the purposes of this definition, the term “Acquisition Proposal” shall have the meaning set forth in the above definition of Acquisition Proposal, except that all references to “15%” shall be deemed references to “66 2/3%.”

Nothing in the Merger Agreement will prevent the Arkona board from taking and disclosing and to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act with respect to an Acquisition Proposal; provided, however, that compliance by Arkona with such obligations will not relieve Arkona of any of its obligations under the provisions of the no solicitation covenant in the Merger Agreement, provided, further, however, that any such disclosure relating to an Acquisition Proposal, other than (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (ii) an express rejection of such Acquisition Proposal, or (iii) an express reaffirmation of its Offer Recommendation and Merger Recommendation, shall be deemed an Adverse Recommendation Change.

Employee Matters.  Each employee of Arkona (collectively, the “Company Employees”) who remains an employee of the surviving corporation or its successors or assigns (collectively, the “Continuing Employees”), will be credited with his or her years of service with Arkona before the closing date of the Merger under the parallel employee benefit plan of DealerTrack to the same extent as such employee was entitled, before the Effective Time, to credit for such service under the respective Arkona benefit plan (except to the extent such credit would result in the duplication of benefits and except with respect to benefit accrual under a defined benefit plan). In addition, with respect to each health benefit plan, during the calendar year that includes the closing date of the Merger, each Continuing Employee shall be given credit for amounts paid by the employee under the respective Arkona benefit plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of DealerTrack. Also, as of the Effective Time, DealerTrack will, with respect to Arkona employees who become DealerTrack employees at the Effective Time, continue to recognize all accrued and unused vacation days, holidays, personal, sickness and other paid time off days (including banked days) that have accrued to such employees through the Effective Time, and DealerTrack will allow such employees to take their accrued vacation days, holidays and any personal and sickness days in accordance with such policies as it may adopt after the Effective Time.

Director and Officer Indemnification and Insurance.  In the Merger Agreement, without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under Arkona’s charter, bylaws or the Merger Agreement, from and after the Effective Time, DealerTrack and the surviving corporation have agreed to indemnify and hold harmless each person who is at the date of the Merger Agreement or during the period from the date of the Merger Agreement through the Effective Time serving as a director, officer, trustee, or fiduciary of Arkona or as a fiduciary under or with respect to any employee benefit plan to the fullest extent authorized or permitted by applicable law, against any claim and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom, and advance expenses incurred in defending any such claim.

The Merger Agreement further provides that the surviving corporation will for a period of at least six years provide officers’ and directors’ liability insurance, or DealerTrack shall purchase a “tail policy,” in each case, in respect of acts or omissions occurring prior to the Effective Time covering each such indemnified person currently covered by Arkona’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount comparable to those of such policy in effect on the date of the Merger Agreement; provided that, if the aggregate annual premiums for such insurance or tail policy during such period shall exceed $54,000, then the surviving corporation shall provide a policy with the best coverage as shall then be available for $54,000.

Reasonable Best Efforts.  Upon the terms and subject to the conditions of the Merger Agreement, each of the parties thereto has agreed to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the Offer, the Merger and the Top-Up Option, and to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement. Among other things, each of the parties to the Merger Agreement has agreed to cooperate and use its commercially reasonable efforts to defend through litigation on the merits any action, including administrative or judicial action, asserted by any party in order to avoid the entry of, or to have vacated, lifted, reversed, terminated or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that in whole or in part restricts, delays, prevents or prohibits consummation of the Offer, the Merger or the Top-Up Option, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal.

Public Announcements.  Pursuant to the Merger Agreement, the respective parties have agreed that no public release or announcement concerning the transactions contemplated by the Merger Agreement, the Offer or the Merger shall be issued by a party without the prior consent of the other parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by law or the rules or regulations of any securities exchange in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance.

Conditions to Consummation of the Merger.  Pursuant to the Merger Agreement, the respective obligations of Arkona, DealerTrack, and us to consummate the Merger are subject to the satisfaction or waiver, as permitted by applicable law, at or prior to the Effective Time, of the following conditions:

•	unless the Merger is consummated as a Short-Form Merger, Arkona has obtained stockholder approval;

•	no governmental authority has enacted, issued, promulgated, enforced or entered any, injunction, order, decree, ruling or other legal restraint or prohibition making consummation of the Merger illegal or prohibiting consummation of the Merger; and

•	we have accepted for purchase and paid for Shares validly tendered pursuant to the Offer.

Termination.  The Merger Agreement provides that it may be terminated, and the Offer and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval of Arkona’s stockholders, as follows (the date of any such termination, the “Termination Date”):

(a) by mutual written consent of DealerTrack and Arkona subject to conditions in the Merger Agreement;

(b) by either DealerTrack or Arkona, if August 31, 2007, (the “Walk Away Date”) has occurred and the Offer has not been consummated on or before the close of business on the Walk-Away Date, provided, that the Walk-Away Date will automatically be extended to November 30, 2007 (and such date will then be the Walk-Away Date for all purposes of the Merger Agreement) if the only condition to the Offer that has not been or would not be satisfied as of August 31, 2007 is the condition set forth in paragraph a in Section 13 — “Conditions of the Offer”; and provided, further, that the right to terminate the Merger Agreement under this paragraph will not be available to a party whose failure to fulfill any obligation under the Merger Agreement was the primary cause of, or resulted in, the failure of the Offer to be consummated on or before the Walk-Away Date;

(c) by either DealerTrack or Arkona if any governmental authority has enacted, issued, promulgated, enforced or entered any injunction, order, decree, ruling or other legal restraint or prohibition or taken any other action (including the failure to have taken an action) which, in any such case, has become final and non-appealable and has the effect of enjoining, restraining, preventing or prohibiting the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger or making the acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal (“Governmental Order”); provided, however, that the terms of this paragraph will not be available to any party unless such party will have used its commercially reasonable efforts to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the Merger;

(d) by DealerTrack, if prior to the Acceptance Date, Arkona has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of the condition to the Offer set forth in paragraph (B)(2) or (3) in Section 14 — “Conditions of the Offer,” and (B) is either incurable, or if curable, is not cured by Arkona by the earlier of (x) 10 days following receipt by Arkona of written notice of such breach or failure and (y) the Walk-Away Date; provided, at the time of the delivery of such written notice, DealerTrack is not in material breach of its obligations under the Merger Agreement;

(e) by DealerTrack, if prior to the Acceptance Date, (i) an Adverse Recommendation Change has occurred, (ii) the Arkona board of directors has failed to publicly confirm the Offer Recommendation or Merger Recommendation within 5 business days of a written request by DealerTrack that it do so or (iii) Arkona has materially breached its obligations regarding nonsolicitation (as more fully described above in this Section 13 — “The Merger Agreement” under the heading “No Solicitation”);

(f) by Arkona, if prior to the Acceptance Date, either we or DealerTrack has (A) failed to perform in any material respect any of its obligations required to be performed by it under the Merger Agreement or (B) breached any of its representations and warranties (without regard to materiality or material adverse effect qualifiers contained therein), which breach or failure to perform, in the case of clause (B), would reasonably be expected to, individually or in the aggregate, prevent, or materially hinder DealerTrack or us from consummating the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or otherwise complying with its obligations under the Merger Agreement and, in the case of either clause (A) or (B) is either incurable, or if curable, is not cured by DealerTrack by the earlier of (x) 10 days following receipt by DealerTrack of written notice of such breach or failure and (y) the Walk-Away Date, provided, at the time of the delivery of such written notice, Arkona is not in material breach of its obligations under the Merger Agreement;

(g) by DealerTrack, subject to its compliance with the provisions of the Merger Agreement, if due to a failure of the conditions to the Offer (as more fully described in Section 14 — “Conditions of the Offer”) to be satisfied at the Expiration Date, the Offer has expired or been terminated without our having purchased any Shares pursuant thereto; provided, that DealerTrack will not have the right to terminate the Merger Agreement pursuant to this paragraph if DealerTrack’s or our breach of the Merger Agreement was directly or indirectly the cause of, or directly or indirectly resulted in, the failure of any of the conditions to the Offer (as more fully described in Section 14 — “Conditions of the Offer”) to be satisfied or our failure to have accepted for payment Shares pursuant to the Offer;

(h) by Arkona, if the Offer has expired or been terminated without us having purchased any Shares pursuant thereto, provided, that Arkona will not have the right to terminate the Merger Agreement pursuant to this paragraph if the event referred to in this clause directly or indirectly resulted from or was caused by Arkona’s failure to perform any of its obligations under the Merger Agreement or the failure of a condition set forth in paragraph (B)(2), (3) or (4) of Section 14 — “Conditions of the Offer”; or

(i) by Arkona, prior to the Acceptance Date, if the Arkona board of directors has effected an Adverse Recommendation Change, provided that for such termination to be effective Arkona must have paid to DealerTrack an amount equal to two million two hundred seventy-five thousand U.S. Dollars ($2,275,000) (the “Company Termination Fee.”)

Fees and Expenses

Company Termination Fee.  Arkona shall pay to DealerTrack the Company Termination Fee, plus the reimbursement of any and all expenses incurred by DealerTrack and us up to a maximum of $500,000, plus any reasonable and documented fees or expenses incurred by DealerTrack or us in connection with any litigation or proceedings to collect any amount due and owing in the event the Merger Agreement is properly terminated under the following circumstances:

(i) pursuant to paragraph (b) under the heading “Termination” in this Section 13, and (A) at any time after the date of the Merger Agreement and prior to the date of the event giving rise to DealerTrack’s right of termination, an Acquisition Proposal shall have been publicly announced prior to such Termination Date, and (B) concurrently with such termination or within twelve (12) months following termination of the Merger Agreement, Arkona enters into an agreement with any third party with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, (and for purposes of this paragraph, “50%” shall be substituted for “15%” in the definition of Acquisition Proposal); or

(ii) pursuant to (i) or (ii) in paragraph (e) under the heading “Termination” in this Section 13.

If the Merger Agreement is properly terminated pursuant to paragraph (d) or pursuant to (iii) in paragraph (e) under the heading “Termination” in this Section 13, (A) then Arkona shall pay to DealerTrack the reimbursement of any and all expenses incurred by DealerTrack up to a maximum of $500,000, plus any reasonable and documented fees or expenses incurred by DealerTrack or us in connection with any litigation or proceedings to collect any amount due and owing pursuant to this paragraph, within sixty days of the termination and (B) if within twelve (12) months following the termination of the Merger Agreement Arkona enters into an agreement with any third party with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated (and for purposes of this paragraph, “50% shall be substituted for “15%” in the definition of Acquisition Proposal), then Arkona shall pay to DealerTrack the Company Termination Fee, plus any reasonable and documented fees or expenses incurred by DealerTrack or us in connection with any litigation or proceedings to collect any amount due and owing pursuant to this paragraph.

Except as set forth in paragraph (i) under the heading “Termination” in this Section 13 or as provided for terminations under paragraph (d) and subparagraph (e)(iii) under the heading “Termination” in this Section 13, the Company Termination Fee shall be paid by Arkona as directed by DealerTrack in writing in immediately available funds as soon as is reasonably practicable, but in any event no more than three (3) business days following the event giving rise to the obligation to make such payment.

Except for the payment of the Company Termination Fee and expenses as set forth above, all expenses incurred in connection with the Merger Agreement will be paid by the party incurring such expenses, whether or not the Merger is consummated, except out-of-pocket costs and expenses incurred in connection with printing and mailing the Offer documents, the Schedule 14D-9 and the proxy statement shall be borne by DealerTrack.

Amendment and Waiver.  The Merger Agreement may be amended by the parties by action taken by their respective board of directors (or similar governing body or entity) at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of Arkona, no amendment may be made without further stockholder approval which by law requires further approval by such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed by the parties thereto. At any time prior to the Effective Time, Arkona, on the one hand, and DealerTrack and us on the other hand, may (a) extend the time for the performance of any obligation or other act of the other party, (b) waive any inaccuracy in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained in the Merger Agreement. Any such extension or waiver will be valid if set forth in an instrument in writing signed by Arkona or DealerTrack (on behalf of DealerTrack and us). The failure of any party to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of those rights.

Tender and Support Agreement

In connection with the Merger Agreement, Alan Rudd, Chief Executive Officer and Chairman of the Board of Arkona, Richard Holland, President of Arkona and one of its directors, and Paul Henriod, a director of Arkona (for purposes of this Tender and Support Agreement section, each, a “Stockholder” and, collectively, the “Stockholders”) entered into a Tender and Support Agreement (the “Tender and Support Agreement”). The following summary of certain provisions of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement itself, which is incorporated herein by reference. We have filed a copy of the Tender and Support Agreement as an exhibit to the Schedule TO. Interested parties should read the Tender and Support Agreement in its entirety for a more complete description of the provisions summarized below.

The Stockholders are parties to the Tender and Support Agreement and have severally and not jointly agreed, that such Stockholder will, within 10 business days of the commencement of the Offer, exercise the warrants held by such Stockholder and tender the shares held by such Stockholder into the Offer pursuant to and in accordance with the terms of the Offer, and that it will not withdraw any Stockholder Shares so tendered prior to termination of the Offer. Each Stockholder also severally and not jointly has agreed that such Stockholder will, within one business day of receipt of a written request from the Purchaser, exercise any stock options held by such Stockholder and tender their Shares issuable upon exercise into the Offer, pursuant to and in accordance with the terms of the Offer, and that such Stockholder will not withdraw any Shares so tendered prior to termination of the Offer.

The Stockholders have agreed to vote all Shares held by such Stockholder or cause them to be voted, in connection with any meeting of Arkona’s stockholders or any action by written consent in lieu of a meeting of stockholders (i) in favor of the Merger, the adoption of the Merger Agreement and approval of the terms thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant or any other obligation or agreement of Arkona under the Merger Agreement or in a breach in any respect of any representation or warranty of Arkona in the Merger Agreement; (iii) against any Acquisition Proposal; and (iv) against any other action that is intended or could reasonably be expected to impede, interfere with, delay, postpone or discourage the Offer or the Merger.

The Stockholders have granted to each of DealerTrack and the Purchaser an irrevocable option to purchase any or all of the Shares held by such Stockholder and any or all of such Stockholder’s Shares issued or issuable upon the exercise of any stock options or warrants for a purchase price of $1.38 per Share. This option is exercisable, at any time or from time to time after the receipt by Arkona of an Acquisition Proposal and prior to the one year anniversary of the termination of the Tender and Support Agreement, provided that each DealerTrack and Purchaser agree that the option granted by each Stockholder shall not be exercised until the earlier of (i) a breach of the Tender and Support Agreement by such Stockholder, (ii) the termination of the Offer or (iii) the termination of the Merger Agreement.

During the term of the Tender and Support Agreement, each Stockholder will promptly notify the Purchaser of the number of any new Common Shares acquired directly or beneficially by such Stockholder, if any, after the date of the Tender and Support Agreement. In addition, during the term of the Tender and Support Agreement, except as otherwise provided therein, the Stockholders agree not to:

•	sell, transfer, give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment, or other disposition of any of such Stockholder’s Shares;

•	grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement, power of attorney or voting trust with respect to any of such Stockholder’s Shares;

•	subject to the same exceptions that apply to the covenants applicable to Arkona and its Representatives described under “No Solicitation” above, authorize or permit, directly or indirectly, any of its financial advisors, accountants, attorneys, brokers, finders or other agents, advisor or representatives to directly or indirectly (i) initiate, solicit, encourage or knowingly take any other action to facilitate (including by way of furnishing information (other than public information widely disseminated through reports filed with the SEC, press releases or other similar means) or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) initiate or participate in any discussions or negotiations, or furnish to any person not a party to the Merger Agreement any information in furtherance of any inquiries that could reasonably be expected to lead to an Acquisition Proposal, or (iii) enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal (including any letter of intent, agreement in principle, memorandum of understanding, confidentiality agreement, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or intended to, or that would reasonably be expected to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in or permitted by the Merger Agreement), or that is intended or that could reasonably be expected to result in the abandonment, termination or failure to consummate the Merger or any other transaction contemplated by the Merger Agreement).

The Tender and Support Agreement, and all rights and obligations of DealerTrack, the Purchaser and the Stockholders will terminate on the earlier of: (i) as to each Stockholder, upon the purchase of all the Common Shares beneficially owned by such Stockholder pursuant to the Offer, (b) the Effective Time or (c) the date when the Merger Agreement is terminated in accordance with the terms of the Merger Agreement, provided that we retain our option to purchase the Stockholder Shares in connection with an Acquisition Proposal for a period of twelve months following termination of the Tender and Support Agreement under certain circumstances.

Consulting Agreement

In order to induce DealerTrack to enter into the Merger Agreement, on April 26, 2007 Mr. Rudd entered into a consulting agreement with DealerTrack, with such agreement to be effective upon consummation of the Merger.

Mr. Rudd’s agreement is for an initial term of one year, during which he will receive a fee of $22,916.66 per month, and may be extended by Mr. Rudd for one additional year, during which he will receive a fee of $20,833.33 per month. For two years following the term of the agreement, Mr. Rudd is subject to provisions regarding non-competition with DealerTrack’s lines of business and non-solicitation of customers and employees, and for seven years following the Effective Time, Mr. Rudd is subject to provisions regarding non-competition with Arkona’s lines of business. Mr. Rudd is also subject to DealerTrack’s customary confidentiality and invention assignment agreement. During the term of the agreement, Mr. Rudd may engage in other business activities, so long as they do not affect his ability to perform his duties, or present a conflict of interest, under the agreement.

Employment Agreement

In order to induce DealerTrack to enter into the Merger Agreement, on April 26, 2007 Mr. Holland entered into an Employment Agreement with Purchaser and Arkona, with such agreement to be effective upon consummation of the Merger.

Mr. Holland’s agreement is for two years and contains non-competition provisions until the later of seven years following the Effective Time of the Merger and two years following the termination of his employment. Mr. Holland is also subject to DealerTrack’s customary confidentiality, invention assignment, non-solicitation and non-competition agreement. If Mr. Holland’s employment is terminated by Arkona without cause during the term, he will be entitled to a severance benefit equal to 12-month’s salary. If Mr. Holland’s employment is terminated by him for good reason during the term, he will be entitled to a severance benefit equal to 12-month’s salary, as well as a pro-rated portion of his annual bonus. If Mr. Holland’s employment is terminated for cause, he is not entitled to any severance.

Mr. Holland will receive a $200,000 base salary and is eligible to receive a bonus of 35% of base salary, based on criteria established by DealerTrack’s board of directors. For 2007, Mr. Holland will receive a guaranteed bonus of $70,000 if his employment has not terminated before December 31, 2007. In addition, DealerTrack’s board of directors may determine, in its sole discretion, in any calendar year to award a bonus amount of up to, but not more than, 150% of that year’s target bonus. The parties anticipate that Mr. Holland will receive a grant of (a) options to purchase 10,000 shares of DealerTrack’s common stock and (b) 10,000 shares of restricted DealerTrack common stock. The awards and the exercise price of the stock options are subject to the approval of DealerTrack’s board of directors, the terms of DealerTrack’s award plan and the terms of any agreements Mr. Holland is required to sign as a condition to the grants. The proposed vesting schedules for the options and restricted stock are as follows: 25% of the options will vest after one year of employment, and 1/36 of the remaining 75% of the options shall vest on each monthly anniversary of the vesting date thereafter. The restricted stock will vest 25% on each of the first four anniversaries of the grant date. Upon a termination of Mr. Holland’s employment for any reason, Mr. Holland will immediately forfeit all unvested options and unvested restricted stock and have 90 days to exercise any vested but unexercised options. If Mr. Holland is terminated for cause, he will forfeit all rights related to any vested but unexercised options and will not be permitted to exercise such options.

14.	Conditions of the Offer

Notwithstanding any other provisions of the Offer or the Merger Agreement, neither we nor DealerTrack will be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered Shares if:

(A) the Minimum Condition is not satisfied;

(B) any applicable waiting period or approval under the HSR Act shall not have expired or been terminated or obtained prior to the Expiration Date, or

(C) at any time on or after the date of the Agreement and prior to the time of acceptance for payment for any Shares any of the following events has occurred and is continuing:

(1) any governmental authority has enacted, issued, promulgated, enforced or entered any injunction, order, decree, ruling or other legal restraint or prohibition (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acceptance for payment of, and payment for, Common Shares or Series B Preferred Shares pursuant to the Offer or consummation of the Merger illegal,

(2) any of the representations and warranties of Arkona set forth in the Merger Agreement are not true and correct (without giving effect to any “materiality” or Material Adverse Effect qualifier therein), except where the failure of such representations and warranties to be true and correct has not and could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect,

(3) Arkona has not performed in all material respects all of its material obligations, covenants and agreements required to be performed by it under the Merger Agreement,

(4) since the date of the Merger Agreement, there has occurred any change, event, occurrence, development, or state of facts or circumstances that, individually or in the aggregate, has had or could reasonably be expected to result in a Material Adverse Effect,

(6) Arkona and DealerTrack have reached a mutual written agreement that either the Offer be terminated or the Merger Agreement be terminated, or the Merger Agreement has terminated in accordance with its terms, or

(7) there is pending any suit, action or proceeding by any governmental authority challenging the acquisition by DealerTrack or us of Arkona or of any Shares, seeking to prohibit the consummation of the Offer or the Merger or seeking any governmental order that would result in, or would reasonably be expected to result in, a substantial detriment or would impose material limitations on the ability of DealerTrack to exercise full rights of ownership of the Shares purchased pursuant to the Offer, including the right to vote the shares purchased by it on all matters properly presented to the stockholders of Arkona.

The foregoing conditions are for DealerTrack’s benefit and may be asserted by DealerTrack regardless of the circumstances giving rise to any such conditions and may be waived by DealerTrack in whole or in part at any time and from time to time in its sole discretion, in each case, subject to the terms of the Merger Agreement. The failure by DealerTrack at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and waiving such right with respect to any particular facts or circumstances will not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time, in each case prior to the acceptance for payment of, and payment for, tendered Shares.

15.	Certain Legal Matters

Except as described in this Section 15 — “Certain Legal Matters,” based on information provided by Arkona, none of Arkona, the Purchaser or DealerTrack is aware of any license or regulatory permit that appears to be material to the business of Arkona that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, the Purchaser presently intends to seek such approval or other action, except as described below under “— Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Arkona’s business or that certain parts of Arkona’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 — “Conditions of the Offer.”

Business Combination Statutes.  Arkona is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which imposes certain restrictions upon business combinations involving Arkona. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Arkona’s certificate of incorporation nor bylaws excludes DealerTrack or Purchaser from the coverage of the Business Combination Provisions. Upon completion of the Offer, DealerTrack and Purchaser collectively will be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions. Accordingly, the Business Combination Provisions would prohibit completion of the Merger for a period of three years following completion of the Offer except that Arkona’s board of directors approved the commencement of the Offer and the execution of the Merger Agreement and related transactions. Accordingly, DealerTrack and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to completion of the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Neither DealerTrack nor the Purchaser has attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. DealerTrack and the Purchaser reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that DealerTrack or the Purchaser takes in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, the Purchaser or DealerTrack may be required to file certain documents with, or receive approvals from, the relevant state authorities. If such a governmental authority sought or obtained an injunction seeking to prevent the Purchaser’s purchase of Shares in the Offer, it might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in completing the Offer. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

Antitrust Matters

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. We and DealerTrack believe that the requirements of the HSR Act do not apply to the acquisition of shares in the Offer and the Merger.

The FTC and the Antitrust Division from time to time scrutinize the legality under the antitrust laws of transactions such as DealerTrack’s proposed acquisition of Arkona. At any time before or after our acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer and related transactions would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of DealerTrack, Arkona, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, we may not be obligated to consummate the Offer or the Merger. See Section 14 — “Conditions of the Offer.”

16.	Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial’ banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

The Purchaser is making the Offer to all holders of Shares, other than Arkona. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by Georgeson Securities Corporation or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on DealerTrack’s or the Purchaser’s behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

DealerTrack and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Arkona has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Arkona” and Section 9 — “Certain Information Concerning DealerTrack and the Purchaser.”

DA Acquisition Corp.
May 1, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF DEALERTRACK AND THE PURCHASER

The names of the directors and executive officers of DealerTrack and the Purchaser and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director or executive officer is a citizen of the United States. The business address of each of the directors and executive officers of DealerTrack and the Purchaser is 1111 Marcus Avenue, Suite M04, Lake Success, NY 11042.

DealerTrack

Name	Age	Position

Mark F. O’Neil	48	Chairman of the Board, President and Chief Executive Officer
Robert J. Cox III	41	Senior Vice President, Chief Financial Officer and Treasurer
John A. Blair	46	Chief Executive Officer — Automotive Lease Guide (alg), Inc.
Charles J. Giglia	55	Senior Vice President, and Chief Information Officer — DealerTrack, inc.
Ana M. Herrera	50	Senior Vice President, Human Resources — DealerTrack, Inc.
Eric D. Jacobs	40	Senior Vice President, General Counsel and Secretary
Richard McLeer	42	Senior Vice President, Strategy and Development — DealerTrack, Inc.
Raj Sundaram	40	Senior Vice President, Dealer Solutions — DealerTrack, Inc.
David P. Trinder(1)	48	Senior Vice President, Network Solutions — DealerTrack, Inc.
Rick G. Von Pusch	45	Senior Vice President, Customer Development — DealerTrack, Inc.
Mary Cirillo-Goldberg	59	Director
Steven J. Dietz	42	Director
Thomas R. Gibson	64	Director
Thomas F. Gilman	56	Director
John J. McDonnell, Jr.	69	Director
James David Power III	75	Director
Howard L. Tischler	53	Director

(1)	Mr. Trinder is a citizen of the Republic of South Africa.

Mark F. O’Neil has served as DealerTrack’s Chairman of the Board, President and Chief Executive Officer since May 2005 and has served as a member of the board of directors since August 2001. From August 2001 to May 2005, Mr. O’Neil served as DealerTrack’s Chief Executive Officer and President. From February 2001 to May 2005 and since August 2006, Mr. O’Neil has served as President, and he continues to serve as Chairman of the Board, Chief Executive Officer and a director of DealerTrack, Inc. Mr. O’Neil began his career at Intel Corporation, where he first developed knowledge of the technology industry. He subsequently worked for McKinsey & Co. before moving to the automotive industry in the late 1980’s. Mr. O’Neil’s experience in the automotive industry includes serving as President of Ertley MotorWorld, a dealer group based in Pennsylvania. From this traditional retail dealer group, Mr. O’Neil went on to co-found and lead the development and rollout of CarMax, Inc., a publicly-held used automobile retailer. From June 2000 to January 2001, Mr. O’Neil was President and Chief Operating Officer of

Greenlight.com, an online automotive sales website. Mr. O’Neil also serves as a director of DealerTire LLC, a privately held company. Mr. O’Neil holds a BS in Industrial Engineering from Worcester Polytechnic Institute and an MBA from Harvard Business School.

Robert J. Cox III has served as DealerTrack’s Senior Vice President, Chief Financial Officer and Treasurer since November 2004. From May 2002 to October 2004, Mr. Cox was DealerTrack’s Vice President of Finance and Treasurer, from January 2002 to April 2002, Mr. Cox served as DealerTrack’s Vice President of Finance, Treasurer and Secretary, from August 2001 to December 2001, Mr. Cox served as DealerTrack’s Director of Finance, Treasurer and Secretary, and from June 2001 to July 2001, Mr. Cox served as Director of Finance, Treasurer and Secretary for DealerTrack, Inc. In 1998, Mr. Cox joined Triton International, Inc., a facilities-based provider of wireless and wire-line telecommunications products, as its Executive Vice President and Chief Financial Officer and left in January 2001. In 1991, he joined Green Stamp America, Inc., a real estate investment company, as their Controller and was elevated to the position of Chief Financial Officer in 1996. Mr. Cox began his career at KPMG LLP in the audit practice. Mr. Cox holds a BS in Accounting from St. Bonaventure University and an MBA from the Columbia University Graduate School of Business and is a CPA.

John A. Blair has served as Chief Executive Officer of DealerTrack’s Automotive Lease Guide (alg), Inc. subsidiary since May 2005. Mr. Blair served as Chief Executive Officer of Automotive Lease Guide (alg), LLC, from 1996 until its acquisition by us in May 2005 and President of our subsidiary, DealerTrack Data Services, Inc., from May 2005 to August 2006. Mr. Blair also served as Chief Executive Officer of webalg, Inc., the developer of PaymentTrack, from March 2000 to March 2002, which was acquired by us in August 2001. Prior to joining ALG, Mr. Blair held marketing and management positions with Xerox Corporation and IBM Corporation. Mr. Blair holds a BA in Economics from the University of California, Santa Barbara.

Charles J. Giglia has served as Senior Vice President and Chief Information Officer of DealerTrack, Inc. since January 2003. From February 2001 until January 2003, Mr. Giglia served as Vice President and Chief Information Officer of DealerTrack, Inc. Previously, he served as a Vice President of the Chase Manhattan Bank, responsible for Internet development in its Diversified Consumer Services business. Prior to that, from 1980 to 1995, he served as online delivery group project manager with responsibility for managing multiple service delivery applications. Mr. Giglia holds a BS in Computer Science with a minor in Business and an MBA in Management Information Systems, both from the New York Institute of Technology.

Ana M. Herrera has served as Senior Vice President, Human Resources, of DealerTrack, Inc. since February 2007. From May 2005 to February 2007, Ms. Herrera was Vice President, Human Resources, of DealerTrack, Inc. From September 2002 to May 2005, Ms. Herrera was Vice President of Human Resources at MeadWestvaco Corporation, where she led the global human resources function for the company’s Consumer Packaging Group. Prior to this, Ms. Herrera spent two years as a consultant, working on a wide range of human resources assignments for a diverse group of clients. Other previous experience includes having served as Vice President of Human Resources for Revlon Consumer Products Corporation’s International Division, and as, first, Director and later Vice President of Human Resources for Duracell Corporation. Ms. Herrera holds a BS in Business Administration from California State Polytechnic University.

Eric D. Jacobs has served as DealerTrack’s Senior Vice President, General Counsel and Secretary since January 2004 and President of dealerAccess Canada, Inc., DealerTrack’s Canadian subsidiary, since August 2006. From April 2002 to December 2003, Mr. Jacobs served as DealerTrack’s Vice President, General Counsel and Secretary. Mr. Jacobs was an associate at the international law firm of O’Melveny & Myers LLP where he specialized in general corporate and securities law from August 1998 to April 2002. Prior to becoming an attorney, Mr. Jacobs was an audit manager at KPMG LLP. Mr. Jacobs holds a BS in Business Administration with a major in Accounting, magna cum laude, from Rider University and a JD, with honors, from the Rutgers School of Law-Newark, and is a CPA.

Richard McLeer has served as Senior Vice President, Strategy & Development, of DealerTrack, Inc. since August 2006. From April 2005 to August 2006, Mr. McLeer served as Vice President, Credit and Contract Solutions for DealerTrack, Inc., and served as DealerTrack, Inc.’s National Lender Development Manager from February 2001 to April 2005. From 1996 to 2001, Mr. McLeer was Senior Vice President and National Product Director for the Bank of America Auto Group, and previously held a variety of marketing, sales and business development positions at Bank of America. Prior to that, Mr. McLeer worked at Trans Union Corporation from 1993 to 1996. Other previous experience includes two years serving as controller of Ellesse, U.S.A., a division of Reebok, and four years in public accounting. Mr. McLeer holds a BS in Accounting from Hofstra University and is a CPA.

Rajesh (Raj) Sundaram has served as Senior Vice President, Dealer Solutions, of DealerTrack, Inc. since August 2006. Mr. Sundaram served as President of Automotive Lease Guide (alg), Inc. and President of Automotive Lease Guide (alg), LLC, from 2002 to until its acquisition by DealerTrack in May 2005, and continued to hold those positions from May 2005 to August 2006. Prior to joining ALG as Vice President and General Manager in 1999, Mr. Sundaram served as Senior Manager, Strategic Planning and Pricing at Nissan North America, Inc. from 1997 to 1999, and held various positions in financial planning including Finance Manager, Infiniti division at Nissan North America, Inc. from 1994 to 1997. Mr. Sundaram previously held roles in the controller’s office of the Ford division of Ford Motor Company from 1991 to 1994. Mr. Sundaram holds BS and MS degrees in Accounting from the University of Mumbai in India and an MBA in Finance from Lehigh University.

David P. Trinder has served as Senior Vice President, Network Solutions, of DealerTrack, Inc. and Chief Executive Officer of dealerAccess Canada, Inc., DealerTrack’s Canadian subsidiary, since August 2006. Mr. Trinder served as President of DealerTrack Aftermarket Services, Inc. from June 2005 to August 2006 and Chief Executive Officer and President of dealerAccess Canada, Inc. from January 2004 to August 2006. Mr. Trinder served as President and Chief Executive Officer of dealerAccess Canada, Inc., from April 2002 until its acquisition by us in January of 2004. In the years before joining dealerAccess Canada, Inc., Mr. Trinder built and operated two businesses in South Africa, and followed this as director of a venture capital fund that focused on IT investments. Mr. Trinder holds a Bachelor of Commerce and an MBA from the University of Cape Town, South Africa, and is a South African Chartered Accountant.

Rick G. Von Pusch has served as Senior Vice President, Customer Development, of DealerTrack, Inc. since August 2006. From April 2006 to August 2006, Mr. Von Pusch served as President of Sales and Marketing at 5Square Systems, a provider of CRM, desking and menu products. Mr. Von Pusch served as Vice President of U.S. Retail Sales at Reynolds and Reynolds Corporation from April 2005 to October 2005, Area Vice President from October 2001 to April 2005 and held various positions in sales and sales management at Reynolds and Reynolds from 1988 to 2001. Mr. Von Pusch also was a sales representative for NCR Corporation from 1985-1987. Mr. Von Pusch holds a BA degree in Management Information Systems from the University of South Florida.

Mary Cirillo-Goldberg has served as a director of DealerTrack since December 2002 and as lead director from May 2005 to April 2006. Since September 2003, Ms. Cirillo-Goldberg has served as an advisor to Hudson Ventures, a venture capital fund. Ms. Cirillo-Goldberg served as the Chairman and Chief Executive Officer of OPCENTER, LLC, a privately held company that provides help desk, e-commerce and network operations services, from March 2000 to September 2003. From June 1997 to March 2000, she served as Executive Vice President and Managing Director of Bankers Trust Corporation. Ms. Cirillo-Goldberg currently serves as a director of three other publicly-held companies: ACE Limited, Health Care Property Investors, Inc. and The Thomson Corporation.

Seven J. Dietz has served as a director of DealerTrack since April 2002. Mr. Dietz is employed by GRP Management Services, Inc., a private equity firm and affiliate of GRP II, L.P., GRP II Partners, L.P. and GRP II Investors, L.P., where he has been a Partner since 1996 when the firm was created. Prior to 1996, Mr. Dietz served as a Senior Vice President in the investment banking division of the Donaldson, Lufkin & Jenrette Securities Company. Mr. Dietz also serves as a director of several privately held companies, including UGO Networks, Inc., an Internet advertising business, EMN8, Inc., a provider of automated self-service technologies and Zag, Inc., a company whose technology and services solution is available on a private label basis to affinity and membership organizations as a way of improving the consumers’ car buying experience. Mr. Dietz served as a director and member of the audit committee of Garden.com from 1998 until January 2001, when the company’s securities were no longer registered pursuant to Section 12 of the Exchange Act. Mr. Dietz holds a BS in Finance from the University of Colorado.

Thomas R. Gibson has served as a director of DealerTrack since June 2005. Since 2004, Mr. Gibson has served as Chairman Emeritus of Asbury Automotive Group, one of the nation’s largest automotive retailers. Mr. Gibson served as Asbury’s Chairman from 1994 to 2003, Chief Executive Officer from 1994 to 1999 and interim Chief Executive Officer for a portion of 2001. Mr. Gibson also serves as a senior advisor to Cerberus Capital

Management LP. Prior to joining Asbury, he served as President and Chief Operating Officer of Subaru of America, Inc. and as Director of Marketing Operations and General Manager of Import Operations for Chrysler. Mr. Gibson began his career in 1967 with Ford Motor Company and held key marketing and field management positions in both the Lincoln-Mercury and Ford divisions. Mr. Gibson also serves on the board of directors of IKON Office Solutions, which is publicly-held, DealerTire LLC, a privately held company, and Alliance Inspection Management (A.I.M.) a privately held motor vehicle inspection company. Mr. Gibson is a graduate of DePauw University and holds an MBA from Harvard Business School.

Thomas F. Gilman has served as a director of DealerTrack since February 2007. Mr. Gilman founded CEO Solutions LLC, a strategic and financial consulting firm providing advisory services on corporate strategy, acquisitions and valuation to corporations and senior executives in automotive and other industries. He currently serves as a senior advisor to Cerberus Capital Management LP. Mr. Gilman spent 27 years at Chrysler Corporation and its successor, DaimlerChrysler AG, and held financial positions in several of its domestic and international business units. Mr. Gilman’s executive roles included managing global dealer credit operations for Chrysler Corporation, serving as chief financial officer of Chrysler Financial Corporation, and leading strategy development and consolidation efforts as a member of the Chrysler Corporation/Daimler-Benz merger integration team. In 2001, Mr. Gilman joined Asbury Automotive Group as senior vice president and chief financial officer, and led its initial public offering in 2002. Mr. Gilman is a member of the board of directors of Vesco Oil, a privately held oil distribution company. Mr. Gilman holds a B.S. degree in Finance from Villanova University.

John J. McDonnell, Jr. has served as a director of DealerTrack since July 2005. Mr. McDonnell is the founder of TNS, Inc., a publicly-held leading provider of data communications services to processors of credit card, debit card and ATM transactions worldwide. Mr. McDonnell served as Chairman and Chief Executive Officer of TNS, Inc. from April 2001 to September 2006. Previously, he served as Chairman and Chief Executive Officer of PaylinX Corp., a software provider for transaction processing from November 1999 until it was sold to CyberSource Corp. in September 2000. He remains a director of CyberSource, a publicly-held company. Prior to that, Mr. McDonnell was President, Chief Executive Officer and a director of Transaction Network Services, Inc. from the time he founded the company in 1990. Mr. McDonnell is also a founder of the Electronic Funds Transfer Association. Mr. McDonnell holds a BS in Electrical Engineering from Manhattan College, an MSEE from Rensselaer Polytechnic Institute and an Honorary Doctorate of Humane Letters from Marymount University.

James David Power III has served as a director of DealerTrack since June 2002. Mr. Power has spent more than 35 years at, is a founder of, and from 1996 until April 2005 served as the Chairman of the Board of J.D. Power and Associates, a marketing information firm. Mr. Power also serves as a director of IMPCO Technologies, Inc., a public company, which supplies alternative fuel products to the transportation, industrial and power generation industries. In 1992, Mr. Power was a recipient of the Automotive Hall of Fame’s Distinguished Service Citation, awarded each year to seven of the industry’s most accomplished leaders. Mr. Power holds honorary doctorate degrees from College of the Holy Cross, California Lutheran University, California State University, Northridge and College Misericordia. He also serves as an adjunct professor of marketing at California State University, Northridge. Mr. Power holds a BA from the College of the Holy Cross and an MBA from The Wharton School of Finance at the University of Pennsylvania.

Howard L. Tischler has served as lead director of DealerTrack since April 2006 and as a director of DealerTrack since March 2003. Since September 2005, Mr. Tischler has been employed by First Advantage Corporation, where he serves as Group President of First Advantage Dealer Services. From 2001 until September 2005, Mr. Tischler was President and Chief Executive Officer of First American Credit Management Solutions, Inc., or CMSI, which was a subsidiary of The First American Corporation, as well as Teletrack, Inc. From 1999 until our acquisition of Credit Online, Inc. from CMSI in 2003, Mr. Tischler was President and Chief Executive Officer of Credit Online. Mr. Tischler currently serves on the Engineering Advisory Board at George Washington University. He holds a BS degree in Mathematics from the University of Maryland and an MS degree in Engineering and Operations Research from The George Washington University.

The following summaries provide the material occupations, positions, offices or employment during the past five years of the directors and executive officers of DA Acquisition Corp.

DA Acquisition Corp.

Name	Age	Position

Mark F. O’Neil	48	Sole Director of DA Acquisition Corp.; Chairman of the Board, President and Chief Executive Officer of DealerTrack Holdings, Inc.
Robert J. Cox III	41	Treasurer of DA Acquisition Corp., Senior Vice President, Chief Financial Officer and Treasurer of DealerTrack Holdings, Inc.
Eric D. Jacobs	40	Secretary of DA Acquisition Corp., Senior Vice President, General Counsel, and Secretary of DealerTrack Holdings, Inc.

Each of the directors and officers of Purchaser serve as officers of DealerTrack, and their biographies appear above in their capacity as such officers of DealerTrack.

Copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Arkona or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

Computershare

By Facsimile
By Mail:	(for Guarantees of Delivery):	By Overnight Courier:
Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare c/o Voluntary Corporate Actions 250 Royall Street Canton, MA 02021

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th floor
New York, NY 10004
Banks and Brokerage Firms, Please Call: (212) 440-9800
All Others Call Toll Free: (866) 577-4991

The Dealer Manager for the Offer is:
Georgeson Securities Corporation

17 State Street, 10th Floor
New York, NY 10004
(212) 440-9800